As filed with the Securities and Exchange Commission on March 27, 2013

UNITED STATES OF AMERICA
BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION

File No. 812-___________

Application for an order under section 6(c) of the Investment Company Act of 1940 for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act and under sections 6(c) and 17(b) of the Act for exemptions from sections 17(a)(1) and 17(a)(2) of the Act and under section 12(d)(1)(J) of the Act for exemptions from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act

In the Matter of
Eaton Vance Management and
Eaton Vance ETMF Trust

Please send all communications to: Frederick S. Marius, Esq. Stephen W. Clarke Eaton Vance Management Two International Place Boston, MA 02110	With a copy to: Stacy L. Fuller, Esq. K&L Gates LLP 1601 K Street, N.W. Washington, DC 20006-1600

TABLE OF CONTENTS
Page

I.	SUMMARY OF APPLICATION			1
	A.	ETMF Relief		2
	B.	Master-Feeder Relief		4
	C.	Fund of Funds Relief		5
	D.	Request for Relief		6
II.	APPLICANTS			6
	A.	The Trust and the Initial ETMFs		6
	B.	The Adviser		7
	C.	The Distributor		7
	D.	Custodian, Transfer Agent and Fund Administrator/ Accountant		8
III.	APPLICANTS’ PROPOSAL FOR ETMFS			8
	A.	Investment Program		8
	B.	Listing and Trading		9
	C.	Share Trading Prices		9
	D.	Portfolio Holdings Disclosure		12
	E.	Purchases and Redemptions of Creation Units		12
		1.	Timing	12
		2.	Payment	12
		3.	Authorized Participants	14
		4.	Clearance and Settlement	14
		5.	Delivery	15
		6.	Transaction Fees	16
		7.	Order Rejection	17
	F.	ETMF Investors		17
		1.	Creation Unit Investors	17
		2.	Secondary Market Investors	18
	G.	Intraday Indicative Values		18
	H.	Buying and Selling Shares		19
	I.	Investor Education and Market Information		20
	J.	Delivery of Disclosure Documents		22
IV.	REQUEST FOR ETMF RELIEF			22
	A.	In Support of ETMF Relief		22

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	B.	Legal Analysis of ETMF Relief		26
		1.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)	27
		2.	Exemption from the Provisions of Section 22(d) and Rule 22c-1	28
		3.	Exemption from the Provisions of Section 22(e)	32
		4.	Exemption from the Provisions of Section 17(a)	33
V.	REQUEST FOR MASTER-FEEDER RELIEF			36
	A.	In Support of Master-Feeder Relief		36
	B.	Legal Analysis of Master-Feeder Relief		37
VI.	REQUEST FOR FUND OF FUNDS RELIEF			39
	A.	In Support of Fund of Funds Relief		39
	B.	Legal Analysis of Fund of Funds Relief		42
		1.	Exemption from the Provisions of Sections 12(d)(1)(A) and (B)	42
		2.	Exemption from the Provisions of Section 17(a)	45
VII.	CONDITIONS TO THE APPLICATION			46
	A.	ETMF Relief		46
	B.	Master-Feeder Relief		47
	C.	Fund of Funds Relief		48
VIII.	NAMES AND ADDRESSES			51
IX.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES			51

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

In the Matter of Eaton Vance Management Eaton Vance ETMF Trust Two International Place Boston, MA 02110 File No. 812-_________
Application for an order under section 6(c) of the Investment Company Act of 1940 for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act and under sections 6(c) and 17(b) of the Act for exemptions from section 17(a) of the Act and under section 12(d)(1)(J) for exemptions from sections 12(d)(1)(A) and (B) of the Act

I.           SUMMARY OF APPLICATION

In this application, Eaton Vance Management (“Eaton Vance”), a Massachusetts business trust and wholly owned subsidiary of Eaton Vance Corp. with its principal place of business in Boston, Massachusetts, and Eaton Vance ETMF Trust (the “Trust”) (collectively, the “Applicants”) seek exemptive relief to permit them to offer exchange-traded managed funds (“ETMFs”), a new kind of registered investment vehicle.

ETMFs are, in essence, actively managed open-end funds whose shares (“Shares”) trade on an exchange at prices directly linked to the fund’s next-determined net asset value (“NAV”).  As described below, ETMFs seek to provide the cost and tax efficiencies and shareholder protections of exchange-traded funds (“ETFs”) to investors in active fund strategies, while maintaining the confidentiality of current portfolio trading information.  Because they would provide market makers with opportunities to earn reliable, low-risk arbitrage profits without intraday hedging, ETMFs can be expected to trade at consistently tight spreads to NAV in the absence of full portfolio holdings disclosure.

To permit ETMFs, Applicants request an order (“Order”) under section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act; under sections 6(c) and 17(b) of the Act for exemptions from sections 17(a)(1) and 17(a)(2) of the Act; and under section 12(d)(1)(J) of the Act for exemptions from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act. The Order, if granted, would permit ETMFs to operate either as stand-alone funds or as feeder funds in a master-feeder structure.  The Order would also permit ETMFs to sell their shares to certain other registered investment companies.

Although ETMFs differ from ETFs in certain important respects, the relief requested to permit the operation of ETMFs (“ETMF Relief”) is substantially the same as the relief previously granted by the Securities and Exchange Commission (“Commission”) for ETFs.1 This

1           Cf., Emerging Global Advisors, LLC, et al., Investment Company Act Release Nos. 30382 (Feb. 13, 2013) (notice) and 30423 (Mar. 12, 2013) (order) (“EGA Order”); T. Rowe Price Associates, et al., Investment Company Act Release Nos. 30299 (Dec. 7, 2012) (notice) and 30336 (Jan. 2, 2013) (order) (“T. Rowe Order”).

application discusses in detail the factual and legal considerations supporting ETMF Relief.  The relief requested to permit ETMFs (and certain other registered open-end management investment companies) operating as feeder funds to engage in in-kind transactions with a master fund (“Master-Feeder Relief”) is substantially similar to no-action relief previously provided by the Commission staff (“SEC Staff”).2  The relief requested to permit ETMFs to sell their shares to other registered funds (“Fund of Funds Relief”) is also substantially the same as relief previously provided.3

Applicants request that the ETMF Relief apply to the ETMF described in Appendix A (“Initial ETMF”).  Applicants also request that the ETMF Relief apply to any future series of the Trust or any other registered open-end management investment company or series thereof that is advised by Eaton Vance or any entity controlling, controlled by or under common control with Eaton Vance (collectively, the “Adviser”) (such funds, “Future ETMFs”).4  The Initial ETMF and Future ETMFs together are the “ETMFs.”

Applicants request that the Master-Feeder Relief apply to ETMFs and other registered open-end management investment companies advised by the Adviser that operate as feeder funds in a master-feeder structure (each such ETMF, an “ETMF Feeder,” each such other open-end investment company, a “Mutual Fund Feeder,” and together, the “Feeder Funds”).  The Feeder Funds would invest in registered open-end management investment companies in the same “group of investment companies,” as defined in section 12(d)(1)(G)(ii) of the Act, as the Feeder Funds (each, a “Master Fund”), and the requested Master-Feeder Relief also would apply to the Master Funds.

Applicants request that the Fund of Funds Relief apply to (a) any ETMF, (b) Acquiring Funds (as defined below), (c) the registered broker-dealer (“Broker”) acting as principal underwriter for the distribution of Shares (“Distributor”) and (d) other Brokers that sell ETMF shares to Acquiring Funds.

A.           ETMF Relief

ETMFs can be thought of as a hybrid between traditional mutual funds and ETFs, combining features of both.  Like ETFs, ETMFs will be exchange-traded, directly issue and redeem Shares only in prescribed large Share aggregations (“Creation Units”), impose fees on Shares issued and redeemed to offset the associated fund costs, and may utilize in-kind transfers of portfolio securities in issuing and redeeming Shares.  Like mutual funds, ETMFs will be bought and sold at prices based on end-of-day NAV and will seek to maintain the confidentiality of their current portfolio trading information by disclosing holdings only at a lag.

The distinguishing aspects of ETMFs are as follows:

2           See ING Series Fund, Inc. (pub. avail. Apr. 30, 2008) (“ING Letter”); Old Mutual Advisors Fund (pub. avail. Nov. 16, 2007) (“Old Mutual Letter”).

3           See, e.g., EGA Order, T. Rowe Order (collectively, “Fund of Funds Precedent”).

4           All entities that currently intend to rely on the Order have been named as Applicants.

●           An ETMF’s Shares will be listed and trade on a national securities exchange, as defined in section 2(a)(26) of the Act (“Exchange”), at prices based on the ETMF’s next-computed NAV, within the meaning of rule 22c-1 under the Act (“NAV-Based Prices”).5  NAV will be determined at the end of each day that the New York Stock Exchange (“NYSE”) is open for trading (“Business Day”), normally 4:00 p.m. Eastern Time (“ET”).6   In trading on the Exchange, Share transaction prices will vary from NAV by a market-determined premium to, or discount from, such NAV (“premium/discount”).  Rules adopted by the Exchange will provide for purchases and sales of Shares utilizing such “NAV-Based Trading” to be executed throughout each Business Day’s regular trading session (generally 9:30 a.m. ET to 4:00 p.m. ET). All bids, offers and transactions in Shares on the Exchange will be priced at a specified premium or discount to NAV, which may be zero.  Orders to transact in Shares at prices determined other than by reference to NAV will not be permitted under the rules of the Exchange.7

●           ETMFs will not charge a sales load. Brokers’ compensation for selling Shares will be limited to (a) any commissions they charge in connection with secondary market transactions in Shares, (b) the spread between the bid prices at which they purchase Shares and ask prices at which they sell Shares, and/or (c) the net premium over (or discount from) NAV of Shares they sell (purchase) in the market and then enter into offsetting transactions with the ETMF to purchase (redeem).

●           Shares may be purchased and redeemed by or through Authorized Participants (as defined below) in Creation Unit quantities,8 principally in exchange for the securities and/or cash (“Basket”) specified by the ETMF at the beginning of each Business Day. The value of each day’s Basket, plus or minus a Balancing Amount (as defined below), will equal the value of a Creation Unit on that day.9  All persons purchasing or redeeming Creation Units will incur a fee (“Transaction Fee”) to cover the estimated cost to the ETMF of processing the transaction and converting the Basket to the desired portfolio composition.

5           In NAV-Based Trading, the premium or discount to NAV (e.g., +$0.01, -$0.02) will be locked in at trade execution, whereas the final transaction price (e.g., $20.20 per Share) will not be determined until that Business Day’s NAV is computed. Unlike conventional ETFs, trading in ETMFs will not offer investors the opportunity to buy and sell intraday based on current (versus end-of-day) determinations of value.

6           Future ETMFs may compute their NAV more than once each Business Day or once daily at times other than 4:00 pm ET, consistent with rule 22c-1 under the Act.

7           Applicants expect that the listing rules adopted by any Exchange for ETMFs will mandate that NAV-Based Prices apply to all transactions in Shares on the Exchange.

8           The number of Shares constituting a Creation Unit will be set by the Adviser based primarily on its determination of the Creation Unit size that will be most conducive to efficient arbitrage between the ETMF’s market trading prices and NAV.  Maintaining relatively small Creation Unit sizes enables ETMF market makers to limit their exposure to market risk in Share inventory held overnight.  Applicants expect a Creation Unit to consist of a specified number of Shares between 5,000 and 50,000 Shares.

9           To the extent that the closing value of the securities and cash in an ETMF’s Basket on a given Business Day differs from that day’s computed Creation Unit value, a Balancing Amount (as defined below) would be added to or subtracted from the transaction proceeds of a creation or redemption.

●           To preserve the confidentiality of its current portfolio trading program, an ETMF will normally disclose the specific composition of its investments (“Portfolio Holdings”) only at periodic intervals and with a lag, consistent with mutual fund disclosure practices.10 As described below, the arbitrage mechanism that connects market trading prices of Shares to NAV in NAV-Based Trading does not require contemporaneous disclosure of Portfolio Holdings to function effectively.

●          Consistent with its Portfolio Holdings disclosure policies, an ETMF’s daily Basket will normally vary from the current Portfolio Holdings as required to maintain the confidentiality of its current trading activity.  Securities that the Adviser is in the process of acquiring for the ETMF will generally not be represented in the Basket until their purchase is completed.  Securities currently held, but in the process of being sold, may not be removed from the Basket until the sale program is substantially completed.  The Basket may include proportionately more cash than in the ETMF’s portfolio of investments (“Portfolio”), with such additional cash substituting for Portfolio Holdings that are not included in the Basket;

●           Like ETFs, ETMFs will cause estimates of the intraday value of their Shares (“Intraday Indicative Values” or “IIVs”) to be publicly disseminated at periodic intervals throughout the regular trading session of the listing Exchange each Business Day.  ETMF IIVs will be disseminated at intervals of not more than 15 minutes, rather than at the 15-second intervals at which ETF IIVs are normally disseminated.  IIVs play a different role for ETMFs than in conventional ETF trading.  In the context of ETMFs, the sole purpose of IIVs is to help investors determine the number of Shares to buy or sell if they want to transact in an approximate dollar amount (i.e., if I want to acquire approximately $5,000 of an ETMF, how many Shares do I buy?).  Applicants believe that disseminating IIVs every 15 minutes strikes the right balance between providing sufficient investor information for this purpose while avoiding potential adverse consequences that could flow from more frequent IIV dissemination.

Applicants seek relief pursuant to sections 6(c) and 17(b) of the Act to permit ETMFs to operate in the manner described.

B.           Master-Feeder Relief

Efficiencies in the management and administration of two or more mutual funds of the same sponsor that follow similar investment programs may be achieved by the funds investing in a common underlying investment vehicle using a master-feeder arrangement.  Rather than holding all of their securities and other investments directly, Feeder Funds invest indirectly in the securities and other investments of the associated Master Funds.  Applicants anticipate that, under certain circumstances, it may be desirable for an ETMF and one or more mutual funds to invest as Feeder Funds in the same Master Fund.11

10           Mutual funds are required to disclose their holdings in full at least once quarterly, with a lag of not more than 60 days, on Form N-CSR and Form N-Q.  As a matter of practice, many mutual funds provide public disclosure of their holdings more frequently and with a shorter delay (such as monthly with a 30-day lag).   The disclosure practices of ETMFs are expected to mimic those of mutual funds holding similar types of investments.

11           In determining whether an ETMF will operate in a master-feeder structure, the board of trustees of the Trust (“Board”) will weigh the potential advantages and disadvantages of such a structure for the ETMF.

To treat its investors fairly and consistently, a Master Fund that combines one or more ETMF Feeders and one or more Mutual Fund Feeders should transact with each Feeder Fund on a basis that protects the Master Fund (and, indirectly, other Feeder Funds) against the costs of accommodating the Feeder Fund’s inflows and outflows.  The Master Fund would accomplish this by imposing a fee (“Master Fund Transaction Fee”) on Feeder Fund inflows and outflows, sized to cover the estimated cost to the Master Fund of converting the transferred securities and/or cash to the desired composition.  The Master Fund Transaction Fee would be applied equally to all Feeder Funds so as not to discriminate among Feeder Funds.  Thus, each Feeder Fund would pay the same Master Fund Transaction Fee in connection with the same deposit of securities and/or cash with the Master Fund.  A Feeder Fund that transacts with the Master Fund primarily in kind through the transfer of securities as selected or approved by the Master Fund would generally be subject to lower Master Fund Transaction Fees than another Feeder Fund that transacts with the Master Fund in cash.

Applicants seek relief pursuant to sections 6(c) and 17(b) of the Act to permit in-kind purchases of Master Fund interests by the Feeder Funds.12

C.           Fund of Funds Relief

The Fund of Funds Relief would permit registered management investment companies and unit investment trusts (“UITs”) that are not part of the same “group of investment companies,” as defined in section 12(d)(1)(G)(ii) of the Act, as an ETMF, and that enter into an Acquiring Fund Agreement (as defined below) with the ETMF, to acquire its Shares beyond the limits of section 12(d)(1)(A).  Such registered management investment companies are referred to herein as “Acquiring Management Companies,” such UITs are referred to herein as “Acquiring Trusts,” and, collectively with Acquiring Management Companies, “Acquiring Funds.”  The Fund of Funds Relief would also permit each ETMF, Distributor and/or a Broker to sell Shares to an Acquiring Fund beyond the limits of section 12(d)(1)(B).

In addition, the Fund of Funds Relief would provide relief from sections 17(a)(l) and (2) to permit an ETMF that is an affiliated person, or an affiliated person of an affiliated person (“second-tier affiliate”), as defined in section 2(a)(3) of the Act, of an Acquiring Fund to sell its Shares to, and redeem its Shares from, an Acquiring Fund and to engage in the accompanying in-kind transactions.  The Fund of Funds Relief would not apply to any ETMF that is, either directly or through a master-feeder structure, acquiring securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits set forth in section 12(d)(1)(A) of the Act, except as noted in condition C.11 below.  Further, an Acquiring

12           Investments by Feeder Funds in a Master Fund would occur pursuant to section 12(d)(1)(G) of the Act and rule 12d1-2 under the Act.  In-kind redemptions by a Feeder Fund from a Master Fund would occur within the parameters of Signature Financial Group, Inc. (SEC Ref. No. 99-825, pub. avail. Dec. 28, 1999) (“Signature Financial Letter”), and Applicants are not seeking relief for these transactions.

Fund could rely on the requested Fund of Funds Relief only to invest in ETMFs and not in any other registered investment company.

D.           Request for Relief

Applicants believe that:

●           With respect to the relief requested pursuant to section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act;

●           With respect to the relief requested pursuant to section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of the ETMFs and with the general purposes of the Act; and

●           With respect to the relief requested pursuant to section 12(d)(1)(J), the relief is consistent with the public interest and the protection of investors.

No form having been specifically prescribed for this application, Applicants proceed under rule 0-2 under the Act.

II.           APPLICANTS

A.           The Trust and the Initial ETMF

The Trust is a business trust, organized under the laws of the Commonwealth of Massachusetts and consisting of multiple series.  The Trust will be registered with the Commission as an open-end management investment company and will be overseen by the Board, composed in compliance with sections 10 and 16 of the Act.

Each ETMF (and, in the case of ETMF Feeders, any Master Funds) will be structured as a diversified or non-diversified open-end management investment company.  Its Portfolio Holdings will qualify it for registration as an open-end management investment company under the Act, and it will adopt fundamental and non-fundamental policies in compliance with section 8 of the Act.

Each ETMF and its Shares will be registered under the Securities Act of 1933, as amended (the “Securities Act”), and the Act.  Shares will be distributed through the Distributor as principal underwriter.  Each ETMF will have its advisory and distribution agreements approved in accordance with section 15 of the Act and will comply with the capital structure requirements of section 18 of the Act applicable to open-end investment companies.

Each ETMF intends to maintain the required level of diversification and otherwise conduct its operations so as to qualify as a “regulated investment company” (“RIC”) under the Internal Revenue Code (“Code”).  Under such circumstances, dividends and other distributions by ETMFs will be declared and paid in the same manner as by other registered open-end investment companies and in compliance with the Code and the Act.13

Beneficial owners of Shares (“Beneficial Owners”) will have one vote per Share with respect to matters for which a shareholder vote is required, consistent with the requirements of the Act and the rules promulgated thereunder and the laws of the Commonwealth of Massachusetts. Shares will be registered in book-entry form only.  No Beneficial Owner shall have the right to receive a certificate representing Shares.

The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee will be the record or registered owner of all outstanding Shares.  Beneficial Owners will be shown on the records of DTC or DTC-participating institutions (e.g., Brokers, banks, trust companies and other financial institutions) (“DTC Participants”).

Beneficial Owners of Shares will exercise their rights in Shares indirectly through DTC and DTC Participants.  Dividends will normally be paid and all notices, statements, shareholder reports and other communications required under the Act and other applicable laws to be given to Beneficial Owners will normally be provided through the customary practices and facilities of DTC and DTC Participants.

B.           The Adviser

Eaton Vance will be the investment adviser to the ETMFs.  Eaton Vance is a Massachusetts business trust and wholly owned subsidiary of Eaton Vance Corp. with its principal place of business in Boston, Massachusetts.  Eaton Vance is, and any other Adviser will be, registered as an “investment adviser” under section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  Subject to the oversight and authority of the Board, the Adviser will develop and manage the overall investment program of each ETMF and will arrange and oversee the provision of necessary services for each ETMF (including custodial, transfer agency and administration services).  The Adviser may enter into subadvisory agreements with other investment advisers to act as subadvisers with respect to ETMFs (“Subadvisers”).  Any Subadviser will be registered under the Advisers Act.

C.           The Distributor

A broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will act as Distributor of the ETMFs. The Distributor may be affiliated with the Adviser, but will not be affiliated with the Exchange upon which the ETMF is listed.  Applicants request that the relief requested in this application apply to any Distributor of Shares, whether affiliated or unaffiliated with the Adviser.  Any Distributor will comply with the terms

13           No ETMF will make the DTC book-entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds, but certain Brokers may make a dividend reinvestment service available to their clients.  Brokerage commissions and other costs, if any, incurred in purchasing Shares with the cash from the distributions generally will be an expense borne by the individual Beneficial Owners participating in reinvestment through such service.

and conditions of this application. The Distributor will distribute Shares on an agency basis.

D.           Custodian, Transfer Agent and Fund Administrator/Accountant

Applicants expect The Bank of New York Mellon to act as the custodian, transfer agent and fund administrator/accountant for the ETMFs.  The Bank of New York Mellon is a wholly owned subsidiary of The Bank of New York Mellon Corporation, a global financial services company headquartered in New York, New York.

III.           APPLICANTS’ PROPOSAL FOR ETMFS

A.           Investment Program

Each ETMF’s Portfolio Holdings will consist of securities and other assets as selected and managed by its Adviser or Subadviser to pursue the ETMF’s investment objective. Among other types of investments, ETMFs may hold common stocks, other equity securities, including shares of ETFs and other investment companies, and fixed-income securities, loans and other debt instruments traded in the U.S. or non-U.S. markets.  ETMFs may engage in short sales and may invest in mortgage-backed and asset-backed securities, forward commitment transactions, TBA Transactions,14 depositary receipts or shares,15 forward foreign currency contracts, options contracts, futures contracts, swap agreements, currencies, money market instruments, cash and cash equivalents.16  In all cases, an ETMF’s investments will be made in accordance with its investment policies and the requirements of the Act and rules thereunder.  If an ETMF operates as a Feeder Fund, its investments will be made in whole or in part through associated Master Funds.

14           A “to-be-announced transaction” or “TBA Transaction” is a method of trading mortgage-backed securities.

15           ETMFs (and, in the case of ETMF Feeders, any Master Funds) may invest in American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”) representing foreign securities (collectively, “Depositary Receipts”).  Depositary Receipts are typically issued by a financial institution (“Depositary”) and evidence ownership in a security or pool of securities that have been deposited with the Depositary.   For ADRs, the Depositary is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer.  ADRs are registered under the Securities Act on Form F-6.  ADR trades occur either on an Exchange or off-exchange.  FINRA Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis.  With respect to GDRs, the Depositary may be a foreign or U.S. entity, and the underlying securities may have a foreign or U.S. issuer.  All GDRs are sponsored and trade on a foreign exchange.  No affiliated person of ETMFs, the Adviser or any Subadviser will serve as the Depositary for any Depositary Receipts held by an ETMF.  Further, ETMFs (or, in the case of ETMF Feeders, any Master Funds) will not invest in any Depositary Receipts that the Adviser or Subadviser deems to be illiquid or for which pricing information is not readily available.

16           If an ETMF (or, in the case of an ETMF Feeder, any Master Fund) invests in futures, options and/or swaps contracts (“derivatives”):  (a) the Board periodically will review and approve (i) the ETMF’s (or, in the case of ETMF Feeders, their Master Funds’) use of derivatives and (ii) how the ETMF’s Adviser assesses and manages risk with respect to the ETMF’s (or, in the case of ETMF Feeders, their Master Funds’) use of derivatives; and (b) the ETMF’s disclosure of its (or, in the case of ETMF Feeders, their Master Funds’) use of derivatives in its offering documents and periodic reports consistent with relevant Commission and SEC Staff guidance.

B.           Listing and Trading

Shares will be listed on an Exchange in the same manner as other equity securities and ETFs.    The principal secondary market for the Shares will be the Exchange on which they are listed (the “Listing Exchange”).  Applicants currently expect the NASDAQ Stock Market (“NASDAQ”) to be the Listing Exchange for ETMFs.17

Applicants expect member firms of NASDAQ to be named Registered NASDAQ Market Makers (“RMMs”) for each ETMF, responsible for promoting an active and liquid trading market in Shares.  No RMM of any ETMF will be an affiliated person, or second-tier affiliate, of the ETMF, except under section 2(a)(3)(A) or (C) of the Act solely due to ownership of Shares.  Further, except to the extent permitted by the ETMF Relief requested under section 17(b) of the Act from section 17(a), no Distributor, promoter or affiliated person of the ETMF, or any second-tier affiliate, will be an Authorized Participant or make a market in Shares, unless permitted to do so by a Commission rule, other exemptive order or SEC Staff no-action letter.

C.           Share Trading Prices

The principal difference between trading in Shares and trading in other exchange-traded securities, including ETF shares, is that market trading price of an ETMF’s Shares will be directly linked to the ETMF’s end-of-day NAV.18  In NAV-Based Trading, all bids, offers and share transaction prices are expressed as a market-determined premium or discount (e.g., +$0.01, -$0.02) to that day’s NAV.  For each trade, the premium or discount to NAV (which may be zero) is locked in at trade execution and the final transaction price (i.e., NAV plus or minus the market-determined premium/discount to NAV) is determined at the end of the day when the ETMF’s NAV is computed.

Although Share prices will be quoted throughout the day relative to NAV (e.g., NAV+$0.01, NAV-$0.02), there is not a fixed relationship between market trading prices and NAV.  Instead, the premium or discount to NAV at which Share transactions are executed will depend on the balance of supply and demand for Shares and other factors affecting secondary market trading. Prices in the secondary market may be above, at or below NAV.

Similar to ETFs, ETMFs will rely upon an arbitrage mechanism to keep market trading prices of Shares aligned with NAV.  In conventional ETF trading, a tight relationship between an ETF’s market trading price and its underlying portfolio value cannot be assured unless market makers have sufficient knowledge of the ETF’s portfolio holdings to enable them to hedge the intraday market risk they assume as they take ETF inventory positions in connection with their market-making activities.  The mechanism that connects an ETF’s market price to its current portfolio value is the ability of market makers and other arbitrageurs to earn arbitrage profits by

17           Applicants note that NASDAQ’s listing requirements would require at least two RMMs to be registered in order for an ETMF to maintain a NASDAQ listing.  RMMs on NASDAQ must make a continuous, two-sided market at all times or risk regulatory sanctions. Applicants believe that competition among RMMs, other market makers and other arbitrageurs should result in a highly efficient market for Shares.

18           Aspects of NAV-Based Trading are protected intellectual property described in one or more of U.S. Patent Nos. 7,444,300, 7,689,501, 7,496,531, 8,131,621, 8,306,901 and 8,332,307 and in pending patent applications.

entering into offsetting positions in the ETF’s underlying securities as they transact intraday in ETF shares, buying (or selling) the underlying securities to the extent they sell (buy) ETF shares.19

ETF market makers commonly employ transactions in a representative hedge portfolio,20 rather than trading the underlying ETF portfolio securities themselves, to add or subtract offsetting market exposure as they build short or long inventory positions in ETF shares through intraday trading.  For many ETFs, using a full replication of the underlying securities portfolio for intraday hedging purposes is often impractical. The arbitrage profit earned by a market maker that uses a hedge portfolio will fluctuate to the extent that the hedge portfolio deviates in performance from that of the ETF positions over their respective holding periods.  A loose correspondence between the hedge portfolio and the ETF’s holdings means that arbitrage profits may be highly variable, and will depend on factors beyond the market maker’s control.  The more uncertain the potential to earn arbitrage profits, the more market makers will seek to be compensated by maintaining wider bid-ask spreads and larger premiums/discounts to underlying NAV.

In ETMF trading, by contrast, a market maker takes on no intraday market risk in its Share inventory positions because all transaction prices are based on the ETMF’s end-of-day NAV.  Whether an ETMF’s underlying value goes up or down over the course of a trading day will not affect how much profit a market maker earns by selling (or buying) Shares in the market at a net premium (discount) to NAV, and then purchasing (redeeming) an offsetting number of Shares at the end of the day in transactions with the ETMF. No intraday market risk means no requirement for intraday hedging, and therefore no associated requirement to know the current composition of the Portfolio’s non-Basket holdings.

The arbitrage that connects ETMF market prices to NAV is effected at the end of each trading day when a market maker or other arbitrageur purchases (or redeems) Creation Units of Shares through an Authorized Participant to offset the net amount of Shares it has sold (bought) over the course of the trading day, and buys (sells) the quantity of Basket securities corresponding to the number of Creation Units purchased (redeemed).  An ETMF market maker who purchases (or redeems) a Creation Unit at the end of a trading day to offset its net intraday sales (purchases) of a Creation Unit quantity of Shares will earn arbitrage profits to the extent

19           Market makers can offload accumulated short positions in ETF shares and long positions in the underlying securities (or long positions in ETF shares and short positions in the underlying securities) by transacting with the ETF through an Authorized Participant to purchase (redeem) Creation Units of shares at the end of each Business Day.  A market maker who purchases (or redeems) a Creation Unit of an ETF at the end of a Business Day to offset its net sales (purchases) of a Creation Unit quantity of shares will earn arbitrage profits to the extent that it either sells (buys) the ETF shares at an aggregate premium (discount) to their then-current values or buys (sells) a Creation Unit-equivalent quantity of the underlying securities at an aggregate discount (premium) to their respective corresponding values, and the net amount of ETF premium (discount) plus portfolio securities discount (premium) exceeds the transaction fee applied by the ETF to a creation (redemption) of a Creation Unit.

20           For example, the hedge portfolio for a large-cap domestic equity ETF may be the S&P 500 Index.  An ETF market maker using the S&P 500 at its hedge portfolio would transact in S&P 500 index futures, S&P 500 index ETFs, underlying S&P 500 stocks or other S&P 500-linked market instruments to implement intraday changes in its hedge position as it transacts in ETF shares.

that it either sells (buys) Shares at an aggregate premium (discount) to NAV or buys (sells) a Creation Unit-equivalent quantity of Basket securities at an aggregate discount (premium) to their end-of-day values, and the net amount of ETMF premium (discount) plus Basket securities discount (premium) exceeds the Transaction Fee that applies to a purchase (redemption) of a Creation Unit.21

Different from ETFs trading in conventional intraday markets, ETMFs offer market makers an arbitrage profit opportunity that does not depend on either corresponding intraday adjustments in ETF and portfolio securities positions or the use of a hedge portfolio to manage intraday market risk.  ETMF market makers need not transact in portfolio securities at times and in quantities corresponding to their transactions in ETF shares or, alternatively, expose themselves to the costs and risks of hedging their intraday ETF positions through transactions in a hedge portfolio that may vary in performance from the ETF itself.   A “perfect arbitrage” in an ETMF requires only that market makers holding short (or long) positions in Shares accumulated intraday transact with the ETMF to purchase (redeem) a corresponding number of Creation Units of Shares, buy (sell) the equivalent quantities of Basket securities at market-closing or better prices, and offload any remaining sub-Creation Unit Share inventory through market transactions prior to the close.22

Because the arbitrage mechanism that underlies ETMF trading is simpler, more reliable and exposes market makers to less risk than conventional ETF arbitrage, market makers should require less profit inducement to establish and maintain markets in ETMF Shares than in similarly constituted ETFs, thereby enabling ETMFs to routinely trade at smaller premiums/discounts and narrower bid-ask spreads.  Further, because the arbitrage mechanism that underlies efficient trading of ETMFs does not involve non-Basket securities, the need for full portfolio transparency to achieve tight markets in Shares is eliminated.

21         The arbitrage mechanism is simplified for cash creations and redemptions.    An ETMF market maker who purchases (or redeems) a Creation Unit in cash to offset its net intraday sales (purchases) of a Creation Unit quantity of Shares will earn arbitrage profits to the extent that it sells (buys) Shares in the secondary market at an aggregate premium (discount) to NAV that exceeds the Transaction Fee that applies to a cash creation (redemption) of a Creation Unit.

22        ETMF market makers are expected generally to seek to minimize their exposure to price risk in Shares by holding little or no overnight inventory.  Eaton Vance believes that establishing Creation Unit sizes for ETMFs that are somewhat smaller (i.e., in a range of 5,000 to 50,000 Shares) than is customary for ETFs will support efficient arbitrage between an ETMF’s market trading prices and NAV by facilitating tighter market maker inventory management.  To the extent that market makers hold small positions in Shares overnight, they are expected to aggregate such holdings with other risk positions and transact at or near the market close to buy or sell offsetting positions in appropriate, broad-based hedging instruments, such as S&P 500 and other index futures and ETFs.  Such hedging of overnight inventory risk on a macro basis does not require disclosure of non-Basket Portfolio Holdings.

D.           Portfolio Holdings Disclosure

ETMFs will not make their full Portfolio Holdings available on a daily basis.  Rather, like traditional mutual funds, ETMFs will disclose their holdings only at periodic intervals, and with a lag. All ETMFs will disclose their holdings in full at least once quarterly, with a lag of not more than 60 days.  Similar to mutual fund industry practices, ETMFs may provide public disclosure of their holdings more frequently and with shorter than the maximum allowable delay (such as monthly with a 30-day lag).

As described above, the arbitrage mechanism that connects market trading prices of Shares to NAV in NAV-Based Trading does not require contemporaneous disclosure of Portfolio Holdings to function effectively. Because disclosing holdings in real-time can facilitate front-running of portfolio trades and enable copycat investors to replicate a fund’s portfolio positioning, active managers have to date largely avoided the transparent ETF model.  By removing the requirement for portfolio transparency, ETMFs have the potential to provide investors with access to a broad range of active strategies in a structure that provides the cost and tax efficiencies and shareholder protections of an exchange-traded fund.

E.           Purchases and Redemptions of Creation Units

1.           Timing

The Trust will issue and redeem Shares of ETMFs in Creation Units through the Distributor each Business Day at the NAV per Share next determined after an order in proper form is received.  Validly submitted orders to purchase or redeem Creation Units on each Business Day will be accepted until the NYSE market close (the “Order Cut-Off Time”), generally 4:00 p.m. ET, on the Business Day that the order is placed (the “Transmittal Date”).  All orders must be received by the Distributor no later than the Order Cut-Off Time in order to receive the NAV determined on the Transmittal Date.

For custom orders (as defined below), the Distributor may require that the order be received no later than one hour prior to Order Cut-Off Time.  When the Listing Exchange or bond markets close earlier than normal, an ETMF may require orders for Creation Units to be placed earlier in the Business Day.  Orders to purchase Shares of ETMFs invested in fixed-income instruments may not be accepted on any day when the bond markets are closed.

2.           Payment

To keep trading costs low and enable a fund to be as fully invested as possible, Creation Units will generally be issued and redeemed primarily on an in-kind basis for most types of ETMFs.  Creation and redemptions may be effected entirely in cash for ETMFs for which in-kind delivery of Portfolio Holdings is not practicable or deemed not in the best interests of shareholders.

Subject to certain exceptions described below, Creation Units of an ETMF will be purchased by making a deposit of the securities and/or cash specified by the ETMF (“Deposit

Instruments”), and shareholders redeeming Creation Units will receive a transfer of the securities and/or cash specified by the ETMF (“Redemption Instruments”).23  On any given Business Day, the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments are expected to be identical.  To the extent there is a difference between the NAV of a Creation Unit and the aggregate market value of the Basket exchanged for the Creation Unit, the party conveying the lower value will pay to the other an amount in cash equal to that difference (the “Balancing Amount”).

To preserve the confidentiality of an ETMF’s trading activities, Applicants anticipate that the Basket will normally not be a pro rata slice of the Portfolio.  Rather, securities being acquired will generally be excluded from the Basket until their purchase is completed and securities being sold may not be removed from the Basket until the sale program is substantially completed.  When deemed by the Adviser to be in the best interest of an ETMF and its shareholders, other Portfolio Holdings may be excluded from the Basket.  Whenever Portfolio Holdings are excluded from the Basket, the Basket may include proportionately more cash than is in the Portfolio, with such additional cash substituting for the excluded Portfolio Holdings.

An ETMF may permit an Authorized Participant to deposit or receive, as applicable, cash in lieu of some or all of the Basket securities, solely because: (a) such securities are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (b) such securities are not eligible for trading by the Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (c) a holder of Shares of an ETMF investing in foreign securities would be subject to unfavorable income tax treatment if the holder received redemption proceeds in kind.24  No other Basket substitutions will be permitted.

In addition, an ETMF that normally issues and redeems Creation Units in kind may require purchases and redemptions to be made entirely on a cash basis.25  In such an instance, the ETMF will announce, before the open of trading on a given Business Day, that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash.  An

23           The Deposit Instruments and the Redemption Instruments are herein referred to generically as the “Basket” (as defined above).  ETMFs must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the securities included as Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act.  In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to rule 144A under the Securities Act, ETMFs must comply with the conditions of rule 144A.

24           Orders including cash in lieu of Basket securities pursuant to this paragraph are “custom orders.”

25           In determining whether an ETMF will issue or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the ETMF and its investors.  For instance, in bond transactions, the Adviser may be able to obtain better execution than Share purchasers because of the Adviser’s size, experience and potentially stronger relationships in the fixed-income markets.  Purchases of Creation Units either on an all-cash basis or in kind are expected to be neutral to the ETMFs from a tax perspective.  In contrast, cash redemptions typically require selling Portfolio Holdings, which may result in adverse tax consequences for the remaining ETMF shareholders that would not occur with an in-kind redemption.  As a result, tax considerations may warrant use of in-kind redemptions.

ETMF may also determine, upon receiving a purchase or redemption order from an Authorized Participant, to require the purchase or redemption, as applicable, to be made entirely in cash.

Each Business Day, before the open of trading on the Listing Exchange, the Adviser will cause the Basket, including the names and quantities of the securities and other instruments in the Basket and the estimated Balancing Amount,26 for that day to be disseminated through the National Securities Clearing Corporation (“NSCC”), a clearing agency registered with the Commission and affiliated with DTC.27  The published Basket will apply until a new Basket is announced, and there will be no intra-day changes to the Basket except to correct errors in the published Basket.  The Adviser will also make available on a daily basis information about the previous day’s Balancing Amount.

3.           Authorized Participants

All orders to purchase or redeem Creation Units must be placed with the Distributor by or through an “Authorized Participant,” which is either: (a) a “participating party,” (i.e., a Broker or other participant in the Continuous Net Settlement (“CNS”) System of the NSCC) or (b) a DTC Participant, which in any case has executed an agreement with the Distributor (“Participant Agreement”).  An investor does not have to be an Authorized Participant to transact in Creation Units, but must place an order through and make appropriate arrangements with an Authorized Participant.

4.           Clearance and Settlement

Orders for purchases and redemptions of Creation Units will be processed either through an enhanced clearing process or through a manual clearing process.  The NSCC/CNS system for effecting in-kind purchases and redemptions of ETFs investing in domestic securities (the “NSCC Process”) is expected to be available for ETMFs as well.  The NSCC Process simplifies the transfer of a basket of securities between two parties by treating all of the securities that constitute the basket as a single unit.

There are limitations on investors’ ability to use the NSCC Process.  First, it is available only to those DTC Participants that also are participants in the CNS System of the NSCC.  Other DTC Participants must use a manual clearing process (the “DTC Process”), involving a line-by-

26           Applicants expect the same information to be provided through the ETMF’s Listing Exchange each Business Day prior to the opening of trading in Shares.

27           Personnel of the Adviser and any Subadviser who are responsible for the designation and dissemination of the Basket will be prohibited from communicating any changes in the Basket to other personnel within their organizations, any affiliates, or other unauthorized individuals or organizations until after such changes have been disseminated through NSCC.  In reviewing the policies and procedures of any Subadviser pursuant to Rule 38a-1 under the Act, Applicants will seek to ensure that they are consistent with the foregoing.  In addition, the Adviser, any Subadviser and the Distributor will each have adopted a code of ethics as required by Rule 17j-1 under the Act that contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1.  The Adviser and any Subadviser, as required under section 204A of the Advisers Act, will also have adopted policies and procedures that are reasonably designed, taking into account the nature of its business, to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules or regulations thereunder, of material non-public information by the Adviser, the Subadviser or any associated person.

line movement of each securities position, which is available to all DTC Participants.  Because the DTC Process involves the movement of securities individually, while the NSCC Process can act on instructions regarding the movement of one unitary basket that automatically processes the movement of multiple securities, DTC may charge an ETMF more than NSCC to settle purchases and/or redemptions of Creation Units.

Further, the NSCC Process is generally only available for transactions involving domestic equity securities.  Thus, it may only be used in connection with in-kind transactions for Creation Units of ETMFs that include only domestic equity securities in their Basket.

Orders for purchases and redemptions of Creation Units of ETMFs that invest in foreign securities and include foreign securities in their Basket (“Global ETMFs”) will not go through either the NSCC Process or the DTC Process. Rather, such transactions will go through the ETMF’s custodian and sub-custodian network.  Once a creation order for such an ETMF has been placed with the Distributor, the Distributor will inform the Adviser and the ETMF’s custodian. The custodian will then inform the appropriate sub-custodians.  In connection with a creation, the Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the Beneficial Owner on whose behalf it is acting, the Basket securities and cash as determined according to the procedures described above.  The sub-custodians will confirm to the custodian that the purchase consideration has been delivered, and the custodian will notify the Adviser and Distributor of the delivery. After Shares have been instructed to be delivered, the Distributor will furnish the purchaser with a confirmation and a prospectus (if necessary). For a redemption, the same process proceeds in reverse.

In-kind transactions in Creation Units of ETMFs that invest in fixed-income instruments will generally clear and settle in the same manner as transactions in fixed-income ETFs.  Basket securities that are U.S. government or U.S. agency securities and any cash will settle via free delivery through the Federal Reserve System.  Non-U.S. fixed-income securities will settle in accordance with the normal rules for settlement of such securities in the applicable non-U.S. market.  Shares will settle through DTC.  The custodian will monitor the movement of the underlying Basket securities and cash and will instruct the movement of Shares only upon validation that such securities and cash have settled correctly.  The settlement of Shares will be aligned with the settlement of the underlying Basket and, except as discussed below with respect to Basket securities traded in foreign markets, will generally occur no later than the third Business Day following the day on which an order is deemed received by the Distributor.

Applicants do not believe that the issuance and settlement of Creation Units in any of the manners described above will have a material negative impact on the arbitrage efficiency or the secondary market trading of Shares.

5.           Delivery

The Distributor will transmit all purchase orders received from Authorized Participants to the relevant ETMF.  After an ETMF has accepted a purchase order and received delivery of the purchase consideration, NSCC or DTC, as applicable, will instruct the ETMF to initiate delivery of the appropriate number of Shares to the book-entry account specified by the Authorized Participant.  Delivery of Creation Units by the ETMF is expected to occur within the normal settlement cycle, currently no later than the third Business Day following the day on which an order is deemed to be received by the Distributor.  The Distributor will issue or cause the issuance of confirmations of acceptance, will be responsible for delivering a prospectus to persons purchasing Creation Units, and will maintain records of both the orders placed with it and the confirmations of acceptance furnished by it.

Shares will not normally be issued until after the transfer to the ETMF of good title to the purchase consideration.  To the extent contemplated by the relevant Participant Agreement, however, Shares may be issued to an Authorized Participant notwithstanding the fact that the purchase consideration has not been received, in part or in whole, by the ETMF in reliance on an undertaking by the Authorized Participant to deliver the missing portion as soon as possible, with the undertaking secured by the Authorized Participant’s delivery and maintenance of collateral acceptable to the ETMF. The Participant Agreement will permit the ETMF to buy any missing Basket securities at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the ETMF of purchasing such securities and the value of the collateral.

All requests for redemption must be preceded or accompanied by the requisite number of Shares of the relevant ETMF, which delivery will generally be made through the DTC Process.  Additional information on redemption processes will be provided in the Participant Agreement.

6.            Transaction Fees

All persons purchasing or redeeming Creation Units are expected to incur a Transaction Fee to cover the estimated cost to the ETMF of processing the transaction, including the costs charged to it by NSCC or DTC, and the estimated trading costs incurred in converting the Basket to the desired portfolio composition.  Transaction Fees will be borne only by purchasers and redeemers of Creation Units and will be limited to amounts that have been authorized by the Board and determined by the Adviser to be appropriate to defray the expenses that the ETMF incurs when an investor purchases or redeems Creation Units.28  The purpose of Transaction Fees is to protect an ETMF’s existing shareholders from the dilutive costs associated with the purchase and redemption of Creation Units.  Transaction Fees will differ among ETMFs and may vary over time for an ETMF, depending on the estimated trading costs related to a particular ETMF’s Portfolio Holdings and Basket, processing costs and other considerations.  Transaction Fees may include fixed amounts per creation or redemption event, amounts varying with the number of Creation Units purchased or redeemed, and amounts varying based on the time an order is placed.  ETMFs that permit the substitution of cash for Basket securities may impose higher Transactions Fees on the substituted cash amount.  In addition, investors purchasing or redeeming through the DTC Process may pay a higher Transaction Fee than investors using the NSCC Process because Applicants expect DTC generally to charge ETMFs more than NSCC in connection with Creation Unit transactions.

28           In all cases, the Transaction Fees will be limited in accordance with the requirements of the Commission applicable to open-end management investment companies offering redeemable securities.

Sales charges (or loads) will not be imposed by any ETMF on purchases or redemptions of Creation Units or secondary market transactions in Shares.  Investors purchasing or selling Shares in the secondary market may incur customary brokerage commissions, fees and expenses.

7.           Order Rejection

An ETMF and/or the Distributor may reject any order that is not in proper form.  Further, an ETMF may reject a purchase order transmitted to it by the Distributor if, for example:

(a)            the purchaser or group of related purchasers, upon obtaining the Creation Units, would own 80% or more of the outstanding Shares of such ETMF;

(b)           the acceptance of the purchase consideration would have certain adverse tax consequences, such as causing the ETMF to no longer meet the requirements of a RIC under the Code;

(c)            the acceptance of the purchase consideration would, in the opinion of the Trust, be unlawful, as in the case of a purchaser who is banned from trading in securities;

(d)           the acceptance of the purchase consideration would otherwise, in the discretion of the Trust or the Adviser, have an adverse effect on the Trust or on the rights of Beneficial Owners; or

(e)           there exist circumstances outside the control of the ETMF that make it impossible to process purchases of Creation Units for all practical purposes. Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the ETMF, the Adviser, the transfer agent, the custodian, the Distributor, DTC, NSCC or any other participant in the purchase process; and similar extraordinary events.

F.           ETMF Investors

1.           Creation Unit Investors

Applicants believe that there will be several types of market participants interested in buying and redeeming Creation Units of Shares:

●      market makers and other arbitrageurs who seek to earn arbitrage profits by selling (and buying) Shares in the secondary market at a net premium (discount) to NAV, and then purchasing (redeeming) an offsetting number of Creation Units of Shares;

●      Authorized Participants who purchase and redeem Creation Units in fulfilling such function; and

●      institutional investors who transact in Creation Units to gain exposure to a particular ETMF's investment strategy and choose to invest directly in the ETMF, rather than acquiring Shares on the secondary market.

2.           Secondary Market Investors

Applicants expect that secondary market purchasers of Shares will consist primarily of investors seeking access to a particular ETMF’s investment strategy who are attracted to the potential cost, performance and tax efficiency advantages of the ETMF structure.  By removing the requirement for Portfolio Holdings transparency, Applicants expect the ETMF structure to significantly expand the range of active strategies that are available in an exchange-traded format.

G.           Intraday Indicative Values

The Trust will arrange for the continuous calculation by an independent third party and publication throughout the regular trading session of the Listing Exchange (generally 9:30 a.m. to 4:00 p.m. ET) each Business Day of the IIV of each ETMF’s Shares.29   IIVs will be disseminated at intervals of not more than 15 minutes, which differs from the 15-second intervals at which the IIVs of ETFs are normally disseminated.  Unlike for ETFs, ETMF IIVs do not provide information useful in determining whether a current purchase or sale of Shares would occur at a premium or discount to the ETMF’s underlying value.  In NAV-Based Trading, the relationship of market trading prices of Shares to NAV is explicit (e.g., NAV+$0.01, NAV-$0.02) and may be controlled using limit orders.

The sole purpose of IIVs in the context of ETMFs is to help investors determine the number of Shares to buy or sell if they want to transact in an approximate dollar amount (i.e., if I want to acquire approximately $5,000 of an ETMF, how many Shares do I buy?).  For this purpose, Applicants believe that dissemination of IIVs every 15 minutes is sufficient.  More frequent IIV dissemination may increase fund costs without apparent benefit and could focus unwarranted investor attention on these disclosures.  Moreover, for certain strategies, more frequent IIV disclosures could provide unintended information about current Portfolio trading activity to market participants who possess the requisite analytical capabilities, computational power and motivation to reverse engineer the Portfolio Holdings.30

29           Neither the Trust nor any ETMF will be involved in, or responsible for, the calculation or dissemination of any such amount and will make no warranty as to its accuracy.

30           The potential for market participants to use publicly disseminated IIVs to determine a fund’s Portfolio Holdings (and to identify day to day changes in holdings) through data analysis has long been understood to be at least theoretically possible.  In practice, the risk of information leakage increases as the frequency and precision of a fund’s IIV disclosures increase and as the number of Portfolio Holdings and the number of potential investments eligible for inclusion in the Portfolio diminish.  Research conducted by Applicants confirms that IIV dissemination at 15-minute intervals (26 data points per day) presents no risk of inadvertent Portfolio Holdings disclosure for any ETMF investment strategy being contemplated.  Dissemination of precisely calculated IIVs at 15-second intervals (1560 data points per day) may introduce reverse engineering risk for certain fund strategies, particularly those with concentrated Portfolios or constrained investment opportunity sets.

Applicants will seek to ensure that ETMF investors understand the purpose of disseminating ETMF IIVs and how to use them to size secondary market purchases of Shares.  Applicants believe that the different frequency of IIV dissemination for ETFs and ETMFs will help reinforce for investors that the IIV serves a different purpose for the respective products.  As discussed below, Applicants will engage in a concerted campaign to educate investors about ETMFs, including the role IIVs play in buying and selling Shares.

H.           Buying and Selling Shares

The process of buying and selling Shares will be similar in most respects to that used in buying and selling shares of ETFs and other exchange-traded securities. An investor will first need to determine the number of Shares to buy or sell.  Like the purchase or sale of other exchange-traded securities, this normally involves a simple math exercise—dividing the intended dollar amount of the purchase or sale by the estimated price. For an ETMF, the transaction price can be estimated as the sum of the most recent IIV and the current bid (for sales) or offer (for purchases). If, for example, an investor seeks to buy approximately $5,000 of an ETMF whose current IIV is $19.98 and whose current offer price is NAV+$0.02, he or she should place an order to buy 250 shares (=5,000÷20.00).

Entering orders to buy and sell ETMFs will take place in the customary manner.  The only significant difference versus entering traditional orders is that price limits for limit orders are expressed relative to NAV (e.g., NAV+$0.01, NAV-$0.02), rather than as an absolute dollar price.31  When a retail ETMF order is submitted electronically, the investor will receive a reminder of the principal distinctions of investing in ETMFs and be required to acknowledge that the investor has read and understood this information before the order is finalized.

Once finalized, an ETMF order will be transmitted by the investor’s Broker to the Exchange to be matched against the best current offer (for a purchase) or best current bid (for a sale) for execution.  An order execution will be binding on both buyer and seller at the time their orders are matched on the Exchange. A notice of order execution will be issued by the Exchange to the trading parties contemporaneous with trade execution, stating the transaction price by reference to the to-be-determined NAV.  After the Exchange receives the relevant ETMF’s NAV at the end of the day, it will: (a) price each trade in Shares at the executed premium or discount to NAV; (b) provide trade confirmations with final prices to the trading parties; and (c) deliver the trades to the NSCC for clearance and settlement. The parties to the trade will issue notices of order execution and trade confirmations to their customers upon receipt of trade information from the Exchange.

For investors, the only unusual aspect of the reporting, clearance and settlement of ETMF trades will be that, rather than receiving a single trade confirmation, they will receive both a notice of order execution—provided upon trade execution and reflecting the number of shares bought or sold and the executed premium/discount to NAV—and a final confirmation—provided at the end of the day after NAV is computed and including final pricing information.

31           Prior to the launch of ETMFs, the Listing Exchange and Brokers will have installed systems for the entry of orders to buy and sell Shares using NAV-Based Trading.

I.	Investor Education and Market Information

The Applicants understand the importance of establishing and maintaining a robust education program to support the launch of ETMFs.  To seek to ensure that potential investors adequately understand ETMFs, the Adviser will undertake to educate the marketplace about the features, potential benefits and risks of investing in ETMFs.  In particular, the Adviser will seek to focus investors’ attention on the key distinctions of ETMF investing, which include:

●           how to buy and sell ETMFs (see Section III.H above);

●           the role of IIVs in ETMF trading (see Section III.G above);

●           the Portfolio disclosure policies of ETMFs and understanding that the current Basket is not a proxy for the Portfolio (see Sections III.D and III.E.2 above); and

●           the contingent pricing aspect of NAV-Based Trading.

Like mutual funds, ETMFs will not offer investors the opportunity to buy and sell intraday based on a current (versus end-of-day) determination of a Share’s value.  Although limit orders may be used to control the premium or discount to NAV at which transactions in Shares are executed, limit orders cannot be used to control or limit trade execution prices based on changes in an ETMF’s NAV, which will be determined at the end of the Business Day.

Most of the fund information available for ETMFs, and the means for communicating such information to the marketplace, will be substantially similar to what fund sponsors now provide for mutual funds and ETFs.  The Adviser will maintain a public website disclosing current fund information and containing links to current fund documents, including a fact sheet, summary and full prospectuses, statement of additional information (“SAI”) and shareholder reports. The website will also contain, on a per Share basis for each ETMF, the prior Business Day’s NAV, the Bid/Ask Price, and a calculation of the premium or discount of the Bid/Ask Price against such NAV.  The “Bid/Ask Price” is the midpoint of the highest NAV-based bid and the lowest NAV-based offer on the Listing Exchange as of the time of calculation of the ETMF’s NAV.  Each of the special aspects of investing in ETMFs will be explained in detail in the educational materials available on the website, addressed in point-of-sale trade verification disclosures, and disclosed in fund prospectuses and summary prospectuses, other fund disclosure documents and advertising or marketing materials.

Current NAV-Based Prices, best bids and offers for Shares, volume of Shares traded and other intraday trading information customarily available for exchange-traded securities will be continuously available for ETMFs on a real-time basis throughout each Business Day on Brokers’ computer terminals and through established electronic market data services. Such information may be accessed using the ETMF’s ticker symbol.  As discussed above, the Trust will also arrange for the calculation and publication of IIVs for each ETMF throughout each Business Day.

The key difference in the intraday market trading information available for ETMFs versus ETFs is that ETMF prices will be expressed by reference to the next-determined

NAV (e.g., “NAV+$0.01” or “N+$0.01”). Representing ETMF prices in this manner will make it clear to market participants that bids, offers and execution prices for ETMFs are based on a stated premium or discount to a future NAV, and that final transaction prices are determined when the reference NAV is computed.

Each ETMF’s registration statement, website and any advertising or marketing materials will include prominent disclosure that:

●	trading prices of Shares are linked to the ETMF’s next-computed NAV and will vary from NAV by a market-determined premium or discount, which may be zero;

●	trading prices of Shares may be above, at or below NAV, and may vary significantly from anticipated levels;

●	trading in Shares does not offer the opportunity to transact intraday based on current (versus end-of-day) determinations of the Shares’ value;

●	although limit orders can be used to control differences in trade price versus NAV (cost of trade execution), they cannot be used to control or limit trade execution prices;

●	individual Shares may only be purchased and sold on an Exchange through a Broker and may not be purchased or redeemed directly from an ETMF;

●	Shares may be purchased or redeemed in transactions directly with an ETMF only in Creation Unit quantities by or through Authorized Participants;

●	there can be no guarantee that an active trading market for Shares will develop or be maintained, or that their listing will continue or remain unchanged;

●	the Basket is not intended to be representative of current Portfolio Holdings and may vary significantly from the Portfolio;

●	buying and selling Shares on the Exchange may require the payment of brokerage commissions and expose the buyer or seller to other transaction costs;

●	due to brokerage commissions and other transaction costs that may apply, frequent trading may detract from realized investment returns; and

●	an investor’s realized returns will be reduced if the investor sells Shares at a greater discount or narrower premium to NAV than he or she acquired the Shares.

No ETMF will be marketed or held out as an open-end investment company or mutual fund.  To that end, the description of ETMFs in all marketing materials will be limited to the terms “exchange-traded managed fund,” “investment company,” “fund” and “trust,” without reference to an ETMF being an “open-end fund” or a “mutual fund.”

J.           Delivery of Disclosure Documents

Section 5(b)(2) of the Securities Act makes it unlawful to carry or cause to be carried through interstate commerce any security for the purpose of sale or delivery after sale unless accompanied or preceded by a statutory prospectus. Although section 4(3) of the Securities Act excepts certain transactions by dealers from the provisions of section 5 of the Securities Act, section 24(d) of the Act disallows such exemption for transactions in redeemable securities issued by a UIT or an open-end management company if any other security of the same class is currently being offered or sold by the issuer, or by or through an underwriter, in a public distribution.  Because Creation Units will be redeemable, will be issued by an open-end management company and will be continually in distribution, the provisions cited above require the delivery of a statutory prospectus on or before the time of the confirmation of each secondary market sale involving a dealer.

The Distributor will coordinate the production and distribution of ETMF prospectuses and summary prospectuses to Brokers.  It will be the responsibility of Brokers selling Shares in the secondary market to provide a prospectus or summary prospectus to secondary market purchasers.  The ETMFs will provide semi-annual and annual reports to DTC Participants for distribution to Beneficial Owners through the standard processes at DTC.

IV.           REQUEST FOR ETMF RELIEF

A.           In Support of ETMF Relief

The ETMF Relief is requested pursuant to sections 6(c) and 17(b) of the Act.  Section 6(c) provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:

if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

Section 17(b) provides that the Commission will grant an exemption from the provisions of section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned and that the proposed transaction is consistent with the general purposes of the Act.

Applicants believe that the proposed ETMF structure offers significant advantages over both traditional mutual funds and fully transparent ETFs as a delivery vehicle for active investment strategies.  Applicants further believe that all transactions conducted between affiliates in the ETMF structure will be on terms that are reasonable and fair, including in terms of the consideration paid or received by ETMFs, and will not involve overreaching.  Therefore, Applicants contend that ETMFs warrant the relief requested under sections 6(c) and 17(b).

Relative to traditional mutual funds, the ETMF structure offers the potential advantages of:

●           Protecting fund shareholders from the dilutive effects of other shareholders’ transactions. A near-universal characteristic of mutual funds is that the costs of accommodating shareholder inflows and outflows are borne principally by a mutual fund’s continuing shareholders, rather than being isolated to purchasing and redeeming shareholders.32  The costs of accommodating shareholder flows have two main components: (a) the trading costs (commissions plus market impact) incurred by the fund in connection with securities transactions to resize its portfolio positions in response to growth or shrinkage in fund shares outstanding (“flow-related trading costs”) and (b) the foregone returns on portfolio cash held for flow-related reasons (“cash drag”).33 Taken together, flow-related trading costs and cash drag can significantly detract from fund performance.34 In the ETMF structure, flow-related fund costs will be substantially offset by imposing Transaction Fees on each creation and redemption of Shares, sized to cover the estimated cost to the ETMF of processing the transaction and converting the Basket to the desired portfolio composition.

●           Protecting fund shareholders from tax realizations in connection with other shareholders’ transactions.  A well-recognized adverse tax effect of mutual fund investing is that a fund’s sales of appreciated securities to raise cash to meet redemptions can trigger capital gains realizations for the fund’s nonredeeming shareholders. Like ETFs, ETMFs that utilize in-kind distributions of securities to meet redemptions could largely avoid this adverse tax effect. Section 852(b)(6) of the Code provides that a fund’s distributions of appreciated property to meet shareholder redemption requests do not result in recognition by the fund of capital gains on the distributed property. ETMFs utilizing in-kind redemptions are designed to take advantage of this Code provision and seek to achieve similar levels of tax efficiency as ETFs.

●          Realizing savings in shareholder servicing and other fund expenses.  One of the largest categories of ongoing operating expenses of retail mutual funds is transfer agency expenses—the cost of maintaining shareholder accounts and processing shareholder transactions.  For most broadly held mutual funds, transfer agency costs are the largest expense other than investment advisory and distribution fees.  According to a 2011 mutual fund industry survey,35

32           Redemption fees and, less commonly, purchase fees are imposed on transacting shareholders by some mutual funds to counteract the negative effects on fund performance of purchases and redemptions of fund shares and to discourage excessive trading in fund shares. Redemption fees that are imposed by funds typically apply only to shares redeemed within a short period (e.g., 90 days) after purchase.

33           Rather than staying fully invested at all times (i.e., buying corresponding amounts of portfolio securities in response to net inflows and selling corresponding amounts in response to net outflows), many fund managers choose to maintain cash holdings as a buffer against flow-related trading and the associated transaction costs. Holding flow-related cash hurts portfolio returns to the extent that the performance of the fund’s investment strategy exceeds cash returns on the portion of the fund’s net assets held uninvested for flow-related reasons.

34           The most comprehensive academic study of mutual fund trading costs found that investors in a broad sample of U.S. equity mutual funds incurred average flow-related trading costs of approximately 75 basis points (0.75%) per year over the 1995-2005 study period. See Edelen, Roger M., Richard Evans and Gregory B. Kadlec, “Scale Effects in Mutual Fund Performance: The Role of Trading Costs,” Unpublished Working Paper, March 17, 2007.

35           See Investment Company Institute, “Mutual Fund Transfer Agents: Trends and Billing Practices, 2011.”

transfer agency costs averaged 19 basis points (0.19%) for retail mutual funds and 8 basis points (0.08%) for institutional mutual funds. Like ETFs, ETMFs would typically have very low transfer agency costs, generally less than 1 basis point (0.01%) of net assets annually. Different from conventional mutual funds, ETFs and ETMFs utilize the efficient DTC share settlement system.36

In addition to transfer agency cost savings, ETMFs may also realize savings versus similarly constituted mutual funds in terms of custody costs—due to less flow-related securities trading—and registration fees—because of the single-class structure.

●           Enhancing the competitiveness of fund distribution.  In contrast to the fixed commission and distribution fee structure of mutual funds, the exchange-based distribution model of ETMFs will position Brokers to compete increasingly based on the prices they charge for services.  In this regard, the ETMF structure comports with the July 2010 proposal by the Commission to amend rule 6c-10 under the Act. As proposed, rule 6c-10 would grant funds an exemption from section 22(d) of the Act to permit them to offer their shares to the public at a price other than the current public offering price stated in their prospectus, thereby promoting greater price competition in the fund market.37  Specifically, the change proposed under rule 6c-10 would allow Brokers to determine their own sales charges and servicing compensation and to compete for investors on the basis of such charges and servicing.38  Inasmuch as the exchange-based trading proposed for Shares would do the same thing—i.e., foster price competition among Brokers selling Shares—it would advance the Commission’s agenda with respect to mutual fund distribution practices.

●           Simplifying fund ownership and enhancing investor convenience.   Among the attractive features of ETFs are the simplicity of their structure—a single class of shares with no fund-imposed sales loads—and the convenience of owning them.  ETFs of various sponsors can readily be held in a single brokerage account consolidated with direct holdings of securities and other investments. They are also freely transferable across accounts of different Beneficial Owners and among accounts held at different Brokers. ETMFs would share these simple and desirable characteristics.

Relative to fully transparent actively managed ETFs, the ETMF structure offers the potential advantages of:

●           Maintaining the confidentiality of portfolio trading activity.  The most controversial aspect of actively managed ETFs as approved by the Commission since 2008 is the requirement that they publicly disclose their full portfolio holdings as of the close of each Business Day prior to the market open on the next Business Day. The arbitrage mechanism that connects market

36           ETFs and ETMFs can take advantage of the DTC share settlement system because their shares are bought, sold and held like stocks through brokerage accounts.

37           See Mutual Fund Distribution Fees; Confirmations, Investment Company Act Release No. 29367, July 21, 2010 (“Proposal”).

38           See Proposal at 86, 90-94.

prices of a conventionally traded ETF to its NAV requires market makers to know the composition of the ETF’s current holdings. But providing next-morning disclosure of portfolio holdings can invite profit-seeking traders to front-run portfolio trades that may be executed over multi-day periods and copycat investors to replicate the fund’s portfolio positioning. Active managers have to date largely rejected the transparent ETF model because they believe the required portfolio disclosures are not in the best interests of either fund shareholders or managers.  By removing the requirement for portfolio transparency, ETMFs could enable investors to access a broad range of active strategies in a structure that provides the cost and tax efficiencies and shareholder protections of an exchange-traded fund.  As discussed herein, the arbitrage mechanism that connects ETMF market trading prices to NAV does not require disclosure of non-Basket Portfolio Holdings to function effectively.

●           Providing trade execution cost transparency and quality control to fund investors.  Because ETMFs will trade at prices based on their NAV, investors will be able to buy and sell Shares at a known premium or discount to NAV, which they can control by transacting with limit orders.39  This feature of ETMFs distinguishes them from ETFs, whose shares can only be purchased and sold in the secondary market at prices whose variance from underlying portfolio value normally is not known to individual investors40 and cannot be controlled by them. In conventional ETF trading, most investors cannot be confident that their secondary market purchases and sales are executed at prices that closely track the ETF’s contemporaneous underlying portfolio value and cannot accurately measure the total cost of their trade executions.  Transparency of trade execution costs is, by contrast, an inherent feature of the NAV-Based Trading methodology to be employed by ETMFs.

●           Facilitating tighter bid-ask spreads and narrower premiums/discounts in secondary market trading.  As described in Section III.C above, NAV-Based Trading facilitates maintaining tight bid-ask spreads and narrow premiums/discounts for ETMFs by providing market makers with a simpler and more reliable arbitrage profit opportunity than available for conventionally traded ETFs.  In ETMF trading, a market maker assumes no intraday market risk in its Share inventory positions because all transaction prices are based on end-of-day NAV.

39           Using limit orders to buy or sell shares of a conventional ETF can result in poor trade executions unless the transacting investor is diligent about cancelling and resetting orders as the values of the ETF’s underlying holdings change.  ETF investors who use limit orders are particularly susceptible to poor trading outcomes during periods of rapid market movement. ETMF investors, by contrast, can reliably use limit orders to control their trading costs relative to NAV under all market conditions.

40           The IIVs disseminated every 15 seconds throughout each Business Day for ETFs are, generally speaking, approximations of current value.  IIV calculations are normally based on most recent transaction prices of portfolio securities, rather than contemporaneous bids and offers. Therefore, the IIVs of ETFs holding securities that do not trade continuously may move at a lag.  In addition, for ETFs that hold securities traded on foreign exchanges that may be closed during ETF trading hours, disseminated IIVs normally do not reflect updated fair values of the underlying securities.  Similarly, IIVs for fixed income ETFs are normally based on a matrix pricing approach that may not fully capture intraday changes in value of positions held.  IIV calculation agents do not guarantee, or assume liability for, the accuracy of the disseminated values and cannot, given the practical time constraints, apply the same controls as used in determining end-of-day NAVs.  ETMF IIVs will generally be subject to the same or similar limitations.  In the context of ETMFs, however, IIVs are not relevant to the measurement or control of trade execution costs.

ETMF market makers therefore do not need to transact in the underlying Portfolio Holdings (or a representative hedge portfolio) at times and amounts corresponding to their intraday transactions in Shares to manage their market risk exposure, as normally required in ETF market-making.

On any Business Day, an ETMF market-maker can earn arbitrage profits by entering into transactions with the ETMF to purchase (redeem) the number of Creation Units corresponding to the net amount of Shares the market maker has sold (purchased) that day in the secondary market, buying (selling) the equivalent quantities of Basket securities and offloading any sub-Creation Unit Share inventory in market transactions prior to the close.  The market maker’s profit will equal the aggregate net premium (discount) versus NAV at which the Shares are sold (bought) plus the aggregate net discount (premium) versus market-closing prices at which Basket securities are bought (sold), less the Transaction Fee that applies. No intraday hedging is necessary to manage the market maker’s risk position, and any required overnight hedging can be limited to amounts readily addressable on a macro basis by the ETMF maintaining relatively small Creation Unit sizes.

Because the arbitrage mechanism that underlies ETMF trading is simpler, more reliable and exposes market makers to less risk than conventional ETF arbitrage, market makers should require less profit inducement to establish and maintain tight markets in Shares than in similarly constituted ETFs, thereby enabling ETMFs to routinely trade at smaller premiums/discounts and narrower bid-ask spreads.

For the reasons articulated above, Applicants believe that ETMFs and Shares offer significant investor benefits that cannot otherwise be realized.  Applicants believe the requested Order is necessary or appropriate and in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  As such, Applicants believe the ETMF Relief satisfies the standard set by section 6(c) for the ETMF Relief requested.

In addition, the sale and redemption of Shares of any ETMF will be offered on the same terms to all investors, whether or not an affiliate.  In all cases, Shares will be issued and redeemed by the ETMF in Creation Unit quantities at NAV plus or minus the Transaction Fee that applies.  Except for custom orders, the Basket used in creations and redemptions of an ETMF will be the same regardless of the identity of the purchaser or redeemer, and will be valued the same in all cases.  Transactions on these terms do not involve “overreaching” by an affiliated person.  Accordingly, Applicants believe the proposed transactions described herein meet the section 17(b) standards for relief:  that the terms of such proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the Trust’s policies and that of each ETMF as described herein; and they are consistent with the general purposes of the Act.

B.           Legal Analysis of ETMF Relief

Although ETMFs have features that distinguish them from ETFs, Applicants seek the same exemptive relief from the Act as ETFs seek—from sections 2(a)(32), 5(a)(1), 17(a) and 22(d) of the Act and rule 22c-1 under the Act.  In addition, as is typically requested for ETFs investing in foreign securities, Applicants seek relief from section 22(e) of the Act for Global ETMFs.

1.           Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

Section 5(a)(1) of the Act defines an “open-end company” as a “management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.”  The term “redeemable security” is defined in section 2(a)(32) of the Act as:

any security, other than short-term paper, under the terms of which the holder is, upon its presentation to the issuer or to a person designated by the issuer, ... entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.

Applicants believe that the Shares could be viewed as satisfying the section 2(a)(32) definition of a redeemable security and that, consequently, the ETMFs could be viewed as satisfying the definitional requirement of an open-end company offering for sale a redeemable security of which it is the issuer because Shares are securities “under the terms of which” an owner may receive his proportionate share of the ETMFs’ current net assets.  The unusual aspect of Shares is that their terms provide for a right of redemption upon presentation to the issuer only when aggregated into one or more Creation Units.41  Because Shares are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” and “open-end company” are met.  For avoidance of doubt, Applicants request an order to permit the Trust to register as an open-end management investment company and the ETMFs to issue Shares that are redeemable in Creation Unit quantities only.

Investors may purchase Shares in Creation Unit quantities from each ETMF. Creation Units are redeemable in accordance with the provisions of the Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, all holders of Shares will have the ability to buy and sell Shares throughout the day in the secondary market at market prices that are directly linked to NAV.  Applicants believe that ETMFs do not present any new issues with respect to the previously granted exemptions that allow for index-based and actively managed ETFs to redeem their shares only in Creation Unit quantities.

Applicants recognize that the Commission has long viewed contemporaneous portfolio holdings disclosure as necessary for efficient secondary market trading of ETFs.  In conventional ETF trading, a tight relationship between an ETF’s market trading price and its underlying portfolio value cannot be assured unless market makers have sufficient knowledge of portfolio holdings to enable them to hedge the intraday market risk they assume as they take inventory positions in connection with their market-making activities.  In ETMF trading, however, a market maker assumes no intraday market risk in its Share inventory positions because all

41           The Master Funds do not require relief from sections 2(a)(32) and 5(a)(1) because they will transact in individually redeemable interests.

transaction prices are based on end-of-day NAV.  No intraday market risk means no requirement for market makers to engage in intraday hedging activity, and therefore no associated requirement for current Portfolio Holdings disclosure to maintain a tight relationship between Share trading prices and NAV. Because they will provide market makers with an opportunity to earn reliable, low-risk arbitrage profits without intraday hedging, ETMFs can be expected to trade at consistently tight spreads to NAV in the absence of full holdings disclosure.

For these reasons, Applicants believe that the proposal to permit Shares to be sold and redeemed as described in this application is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  Accordingly, Applicants request that the Order be granted in respect of sections 2(a)(32) and 5(a)(1).

2.           Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the Act provides that:

no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus, and, if such class of security is being currently offered to the public by or through an underwriter, no principal underwriter of such security and no dealer shall sell any such security to any person except a dealer, a principal underwriter, or the issuer, except at current public offering price described in the prospectus.

Rule 22c-1 under the Act provides that:

no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Shares will be sold in Creation Unit quantities through the principal underwriter to Authorized Participants (and persons transacting through Authorized Participants) at the “current public offering price as described in the prospectus,” as required by section 22(d).  In addition, Shares will trade in the secondary market at the “current public offering price described in the prospectus” (i.e., NAV) or at NAV plus or minus a market-determined premium/discount. Because this pricing will be described in an ETMF’s prospectus, Applicants believe that Shares could be deemed to comply with section 22(d) and rule 22c-1.42

For avoidance of doubt, however, Applicants request relief from the provisions of section 22(d) and rule 22c-1 to the extent necessary to permit the trading of Shares of each ETMF on an Exchange at prices that, as described in the application, are based on the ETMF’s NAV but also reflect the bid/offer market for Shares in NAV-Based Trading.

Applicants believe that the concerns sought to be addressed by section 22(d) and rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing Shares.  While there is little legislative history regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been intended (a) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (b) to prevent unjust discrimination or preferential treatment among buyers and (c) to ensure an orderly system of distribution by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.43

The first two purposes—preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers—do not seem to be relevant to secondary trading by dealers in Shares. Secondary market transactions in Shares would not cause dilution of ETMFs because such transactions would not directly involve fund assets. Similarly, secondary market trading in Shares should not create unjust discrimination or preferential treatment among buyers because, to the extent market trading prices vary over the course of a given trading day or from day to day, such variances would generally reflect market forces of supply and demand, and not result from unjust or discriminatory manipulation. With respect to the third possible purpose of section 22(d)—ensuring an orderly distribution system—the Applicants note that anyone may dispose of (acquire) Shares either by selling (purchasing) them on the Exchange or by redeeming (purchasing) a Creation Unit through an Authorized Participant. Therefore, no dealer should have a material advantage over any other dealer in the sale of Shares.

In addition, as described above, the potential for market makers and other arbitrageurs to

42           Applicants believe that Shares could be deemed to satisfy the requirements of rule 22c-1 for several reasons. First, when Shares trade at NAV, relief from rule 22c-1 would seem clearly to be unnecessary as Shares would be bought and sold at precisely the same price as mutual funds currently sell their shares.  Second,  when Shares trade at NAV plus or minus a premium/discount, they may still be deemed to trade at a price “based on the[ir] current net asset value,” as required by rule 22c-1.  (Emphasis supplied.)  Third, in all instances, consistent with the spirit of rule 22c-1, all transactions in Shares, whether on the secondary market or in Creation Units, will be subject to forward pricing, which is the key policy consideration relating to relief from rule 22c-1.  Fourth, Applicants do not believe that the charging of various commission rates by Brokers in connection with secondary market transactions in Shares changes the analysis under rule 22c-1. Indeed, if the imposition of a commission on a mutual fund share transaction were to require relief from rule 22c-1, the Commission presumably would have proposed an exemption from rule 22c-1 in its proposed rule 6c-10(c).  Instead, the Commission merely observed that Brokers could charge a commission in connection with transactions in mutual fund shares (with respect to funds relying on rule 6c-10(c)), including redemptions, and, when discussing the relevant exemptions provided by rule 6c-10(c), did not mention rule 22c-1.

43           See Protecting Investors: A Half Century of Investment Company Regulation at 299-303, Investment Company Act Release No. 13183 (Apr. 22, 1983) (“Protecting Investors”).

earn an arbitrage profit between NAV and the secondary market price of Shares (i.e., NAV plus or minus a premium/discount) with limited risk and full cost transparency should facilitate arbitrage activity and ensure that differences between NAV and market prices remain small. Thus, secondary market transactions in Shares should generally occur at prices roughly equivalent to their NAV. If Shares are trading on the Exchange at a discount to NAV that exceeds the cost of redeeming, an arbitrageur need only accumulate enough individual Shares to constitute a Creation Unit in order to redeem such Shares at NAV at a profit.  Similarly, if Shares are trading on the Exchange at a premium to NAV that exceeds the creation cost, an arbitrageur need only purchase a Creation Unit and sell the Shares at the prevailing market price for an arbitrage profit. On the basis of the foregoing, Applicants contend that the protections intended to be afforded by section 22(d) are adequately addressed by the proposed methods for purchasing, redeeming and pricing Creation Units and buying, selling and pricing Shares.

In addition, Applicants believe that recent Commission rulemaking efforts support the requested relief from section 22(d).  Section 22(d) was adopted in 1940 principally to address past abuses in the industry that resulted from backward pricing.44 Since the adoption of rule 22c-1 in 1968 and its requirement for forward pricing, the rationale underlying section 22(d) has been questioned, and the Division of Investment Management (the “Division”) and the Commission have made several attempts to repeal or curtail section 22(d).45

Most recently, in July 2010, the Commission proposed to amend rule 6c-10 to grant funds an exemption from section 22(d) to impose account-level sales charges, which would not be disclosed in a fund’s prospectus, in lieu of traditional sales charges disclosed in a fund’s prospectus. As the Commission described the Proposal,

[A] fund … could issue shares at net asset value (i.e., without a sales load) and dealers could impose their own sales charges based on their own schedules and in light of the value investors place on the dealer’s services.46

More specifically, the Commission said,

Proposed Rule 6c-10(c) would permit a fund in certain circumstances to offer its shares or a class of its shares at a price other than the current public offering price stated in the prospectus.

44           See Protecting Investors at 292.

45           In the 1960s, the Commission found that section 22(d) had interfered with competition in the mutual fund industry and, in response, Congress considered repealing it but deferred action pending a Commission study. After the study, in 1974, the Commission did not recommend immediate repeal but rather an administrative program to introduce limited forms of price competition. In 1985, the Commission adopted rule 22d-1 to permit scheduled variations in front-end sales loads. Then, finally, in 1992, the Division recommended that the  Commission “seek legislation to amend section 22(d) to unfix front-end sales loads.” See Protecting Investors at Ch. 8. In making this recommendation, the Division observed, “This action would introduce price competition among dealers. In addition, repeal of the price maintenance provision could facilitate the creation of new and innovative securities products that depend on free secondary markets.” See Protecting Investors at 297.

46           See Proposal at 86.

A fund class could offer shares to dealers who would then be free to establish and collect their own commissions or other types of sales charges to pay for distribution. The amount of these fees (and the times at which they would be collected) would not be governed by the Act. Thus, for example, this fee could be paid directly by the investor or could be charged to the investor’s brokerage account, depending on the arrangement between the intermediary and investor. The intermediary could charge this fee at the time of sale, over time, or upon redemption.47

In order to rely on proposed rule 6c-10(c) and its exemption from section 22(d), a fund would be required to meet two conditions. First, the fund could not impose ongoing sales charges (as defined in the Proposal),48 though the fund could charge a marketing and service fee of up to 25 basis points (0.25%) per year. Second, the fund would have to disclose in its registration statement its reliance on Rule 6c-10(c) to allow investors to better understand its distribution structure.

ETMFs would satisfy both of these conditions. ETMFs would not impose a sales load; rather, retail investors would have the transparency described above into the revenues being collected by their Brokers in connection with their purchase or sale of Shares on the secondary market.49 ETMFs would limit any fees they charge pursuant to rule 12b-1 to not more than 25 basis points (0.25%) per year.  In addition, ETMFs would seek to make all of the disclosures necessary to explain to investors the unique aspects of their structure.  In short, if the Commission were to adopt rule 6c-10(c), ETMFs may not be deemed by the Commission to require relief from section 22(d).  Thus, having expressed support for such relief in the Proposal, the Division and Commission should support Applicants’ request for relief here.

On the basis of the foregoing, Applicants believe (a) that the protections intended to be afforded by section 22(d) and rule 22c-1 are adequately addressed by the proposed methods for purchasing, redeeming and pricing Creation Units and buying, selling and pricing Shares, and (b) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  Accordingly, Applicants hereby request the Order be granted in respect of section 22(d) and rule 22c-1.50

47           See Proposal at 90.

48           Under the Proposal “ongoing sales charges” are essentially asset-based distribution charges in excess of 25 basis points (0.25%) per year.

49           As with ETFs, Authorized Participants and investors transacting through them in Creation Units would pay a Transaction Fee.

50           The Master Funds do not require relief from section 22(d) or rule 22c-1 because they will operate as traditional mutual funds and interests therein will only be sold at the “current public offering price described in the prospectus.”  Unlike ETMF Shares, Master Fund interests will not trade in the secondary market at negotiated prices.

3.           Exemption from the Provisions of Section 22(e)

Section 22(e) provides in relevant part that:

No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption…

Applicants observe that the settlement of redemptions from Global ETMFs will be contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets in which they invest to the extent that Applicants seek to incorporate, as they intend to do, foreign-traded securities in Baskets distributed to redeeming shareholders.  Applicants have been advised that, under certain circumstances, the delivery cycles for transferring foreign-traded securities to redeeming shareholders, coupled with local market holiday schedules, may require a delivery process of up to 14 calendar days, rather than the seven calendar days required by section 22(e).  Applicants therefore request relief from section 22(e) in order to provide payment or satisfaction of redemptions within the maximum number of calendar days required for such payment or satisfaction in the principal local markets where transactions in the foreign-traded Basket securities of each Global ETMF51 customarily clear and settle, but in all cases no later than 14 days following the tender of a Creation Unit of Shares.52

An ETMF’s SAI will identify those instances in a given year where, due to local holidays, more than seven days will be needed to deliver redemption proceeds and will list such holidays and the maximum number of days, but in no case more than 14 calendar days.  If the requested relief is granted, Applicants intend to disclose in the SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days following the date on which a request for redemption in proper form is made.

Applicants submit that Congress adopted section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants contend that allowing redemption payments for Shares of a Global ETMF to be made within the number of days indicated above would be consistent with the spirit and intent of section 22(e) and afford adequate investor protection.

Currently, Applicants believe that no significant additional system or operational procedures (beyond those already in place in relevant jurisdictions) will be needed to effect in-kind redemptions of Global ETMFs using foreign-traded Basket securities.  Applicants believe

51           Mutual Fund Feeders may need to separately seek relief from section 22(e) if they intend to permit or require their shareholders to redeem in kind.  Mutual Fund Feeders are not seeking, and will not rely on, the section 22(e) relief requested herein.

52           Applicants acknowledge that no relief obtained from the requirements of section 22(e) will affect any obligations that Applicants may otherwise have under rule 15c6-1 under the Exchange Act.  Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade date.

that using in-kind redemptions can enhance an ETMF’s tax efficiency and promote more efficient secondary market trading by reducing Transaction Fees applicable to redeeming shareholders.

As noted above, Applicants may utilize all-cash redemptions for certain Global ETMFs.  Applicants are not seeking relief from section 22(e) with respect to Global ETMFs that do not effect redemptions in kind.

For ETMF Feeders, only in-kind redemptions may proceed on a delayed basis pursuant to the relief requested from section 22(e).  In the event of an in-kind redemption, a Global ETMF that is an ETMF Feeder will make a corresponding Master Fund redemption.  Applicants do not believe use of the master-feeder structure would have any impact on the securities delivery cycle.

Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, Applicants believe that the protections intended to be afforded by section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Shares and that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process.  Given the facts recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.  Applicants note that substantially identical exemptive relief from section 22(e) has been granted by the Commission to numerous ETFs.53  Accordingly, Applicants hereby request that an order of exemption be granted under section 6(c) in respect of section 22(e) with respect to the affected Global ETMFs (and, in the case of ETMF Feeders, their Master Funds).

4.           Exemption from the Provisions of Section 17(a)

Section 17(a)(1) of the Act, among other things, makes it unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal, knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust… by the depositor thereof.

53           See, e.g., EGA Order; T. Rowe Order.

Section 17(a)(2) makes it unlawful

for any affiliated person or promoter of or principal underwriter for a registered investment company ... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal-- knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).

An “affiliated person” of a person, pursuant to section 2(a)(3)(A) of the Act, includes “any person directly or indirectly owning, controlling, or holding with the power to vote, 5 per centum or more of the outstanding voting securities of such other person” and pursuant to section 2(a)(3)(C) of the Act “any person, directly or indirectly, controlling, controlled by or under common control with, such other person.”  Section 2(a)(9) of the Act defines “control” as

…the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.  Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company.  Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company.

The ETMFs may be deemed to be controlled by the Adviser and hence affiliated persons of each other.  In addition, the ETMFs may be deemed to be under common control with any other registered investment company, or series thereof, advised by the Adviser (an “Affiliated Fund”).  A large institutional investor could own more than 5% of an ETMF, or in excess of 25% of an ETMF, making that investor a first-tier affiliate of the ETMF under section 2(a)(3)(A) or (C).  In addition, there exists a possibility that, with respect to Affiliated Funds, a large institutional investor could own 5% or more, or in excess of 25%, of such other Affiliated Fund, making that investor a second-tier affiliate of an ETMF.  For so long as such an investor was deemed to be an affiliate, section 17(a)(1) and 17(a)(2) could be read to prohibit such person from purchasing and redeeming Shares through in-kind transactions with the ETMF.

Section 17(b) provides that the Commission will grant an exemption from the provisions of section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the Act.54  Applicants seek an exemption from sections 17(a)(1) and

54           Because section 17(b) could be interpreted to exempt only a single transaction from section 17(a) and because there may be a number of transactions by persons who may be deemed to be affiliated persons or second-tier affiliates, Applicants are also requesting an exemption under section 6(c) of the Act.  See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

17(a)(2) pursuant to sections 6(c) and 17(b) to permit persons that are first-tier affiliates or second-tier affiliates of the ETMFs solely by virtue of: (a) holding 5% or more, or in excess of 25%, of the outstanding Shares of one or more ETMFs; (b) having an affiliation with a person with an ownership interest described in (a); or (c) holding 5% or more, or more than 25% of the Shares of one or more Affiliated Funds, to effectuate purchases and redemptions in kind.

Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares of an ETMF.  Both the deposit procedures for in-kind purchases of Creation Units of Shares and the redemption procedures for in-kind redemptions will be effectuated in exactly the same manner for all purchases and redemptions and for all purchasers and redeemers.  There will be no discrimination among purchasers or redeemers.  Except in the case of custom orders, the Basket composition will be the same regardless of the identity of the purchaser or redeemer.

The Basket securities will be valued in the same manner as they are valued for purposes of calculating the ETMF’s NAV, and such valuation will be made in the same manner regardless of the identity of the purchaser or redeemer.  Further, the total consideration paid for the purchase or redemption of a Creation Unit of Shares will be based on the NAV of such ETMF, as calculated in accordance with the policies and procedures set forth in its registration statement.  The Basket will consist of securities that are appropriate, in type and amount, for inclusion in light of the ETMF’s investment objectives and policies, current Portfolio Holdings and current trading program.  Because the Portfolio will not be transparent, Applicants believe that there is restricted opportunity for redeeming shareholders to select particular Portfolio Holdings to be included in the Basket (i.e., “cherry picking”).  Further, because securities will not be represented in an ETMF’s Basket until after the Adviser has added the securities to its Portfolio in the first instance, a person purchasing Shares could not cause the ETMF to include unwanted securities in the Basket.  Under these circumstances, Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching of an ETMF by any Creation Unit investor.

Moreover, Applicants note that the ability of an ETMF to take deposits and make redemptions in kind may aid in achieving the ETMF’s investment objectives by allowing it to be more fully invested, minimizing cash drag and reducing flow-related trading costs.  In-kind transactions may also increase an ETMF’s tax efficiency and promote efficient secondary market trading in Shares by reducing Transaction Fees applicable to purchases and redemptions of Shares.

For the reasons set forth above, Applicants contend that, with respect to the relief requested pursuant to section 17(b), the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.  Applicants also contend that, with respect to the relief requested pursuant to section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  Thus, Applicants request the Order under section 6(c) and 17(b) in respect of sections 17(a)(1) and 17(a)(2).

V.           REQUEST FOR MASTER-FEEDER RELIEF

A.           In Support of Master-Feeder Relief

Applicants request an exemption under sections 6(c) and 17(b) from sections 17(a)(1) and (2) to permit in-kind transactions between Feeder Funds and their Master Funds.  As discussed below, the requested relief may be necessary because the Feeder Funds and the Master Funds will both be advised by the Adviser and therefore may be deemed to be under common control and affiliated persons of each other.

Efficiencies in the management and administration of two or more mutual funds of the same sponsor that follow similar investment programs may be achieved by the funds investing in a common underlying investment vehicle using a master-feeder arrangement.  Applicants anticipate that, under certain circumstances, it may be desirable for the same purpose for an ETMF and one or more mutual funds to invest as Feeder Funds in the same Master Fund. The ETMF Feeder and Mutual Fund Feeders would be in the same “group of investment companies” as the Master Fund, and would invest in the Master Fund in reliance on section 12(d)(1)(G) of the Act and rule 12d1-2 under the Act, which would permit the Feeder Funds to hold interests in one or more Master Funds, as well as other securities.  The Adviser would serve as the investment adviser to both the Feeder Funds and the Master Funds.

To treat its investors fairly and consistently, a Master Fund with one or more ETMF Feeders and one or more Mutual Fund Feeders should transact with each Feeder Fund on a basis that protects the Master Fund (and, indirectly, other Feeder Funds) against the costs of accommodating the Feeder Fund’s inflows and outflows.55  The Master Fund would accomplish this by imposing a Master Fund Transaction Fee on Feeder Fund inflows and outflows, sized to cover the estimated cost to the Master Fund of converting the transferred cash and securities to or from the desired composition.  The Master Fund Transaction Fee will be limited to amounts that have been authorized by the Board and determined by the Adviser to be appropriate.56  Further, it will be applied to all Feeder Funds in the same manner so as to avoid discrimination by the Master Fund among Feeder Funds. A Feeder Fund that transacts with the Master Fund primarily in kind through the transfer of securities as selected or approved by the Master Fund would generally be subject to lower Master Fund Transaction Fees than another Feeder Fund that transacts with the Master Fund in cash.

Under the proposed master-feeder arrangement, Feeder Funds will acquire interests in a Master Fund using in-kind transfers of securities as selected or approved by the Master Fund and/or cash (“Master Fund Deposit”).  When a Feeder Fund receives cash invested by its shareholders, it can convert that investment into securities acceptable to the Master Fund by buying the securities at the Feeder Fund level and then use the securities to make an in-kind investment in the Master Fund.  Alternatively, the Feeder Fund can invest the cash it receives

55           Methods for combining mutual fund and exchange-traded fund assets in a shareholder-protective master-feeder arrangement are subject to a pending Eaton Vance patent application.

56           In all cases, the Master Fund Transaction Fees will be limited in accordance with the requirements of the Commission applicable to open-end management investment companies offering redeemable securities.

from shareholders directly in the Master Fund and pay the higher Master Fund Transaction Fees that would generally apply to cash purchases of Master Fund interests.  In addition, when a Feeder Fund receives an in-kind investment of securities acceptable to the Master Fund, it can use the securities to make an in-kind investment in the Master Fund.  A Feeder Fund may hold interests in one or more Master Funds and may hold a portion of its investment directly.57  For an ETMF Feeder that invests in only a single Master Fund and holds only transitory direct positions in securities, the Basket used in creations and redemptions will generally include only securities acceptable to the Master Fund and positions in cash, reflecting the fact that the Master Fund and the ETMF Feeder have the same underlying (direct and indirect) Portfolio Holdings, share the same current Portfolio trading program and have the same investment objectives and Adviser.

The purchase and sale of Shares in the secondary market and the purchase and redemption of Creation Units of Shares in transactions directly with the issuing fund will occur in exactly the same manner for ETMF Feeders as for stand-alone ETMFs.  Similarly, the purchase and redemption of shares of a Mutual Fund Feeder will take place in the same manner and pursuant to the same procedures as apply to other mutual funds advised by the Adviser.

Master Fund interests will carry all of the same rights, and no investor in any Master Fund will have preferential rights relative to other investors in the same Master Fund.  Accordingly, Applicants do not believe that the proposed master-feeder structure gives rise to any senior security issues or otherwise raises concerns under section 18 of the Act.

B.           Legal Analysis of Master-Feeder Relief

Section 17(a)(1), in pertinent part, makes it unlawful for any affiliated person of a registered investment company, acting as principal, knowingly to sell any security or other property to such registered company unless, among other circumstances not relevant here, such sale involves solely securities of which the buyer is the issuer.  Similarly, section 17(a)(2) makes it unlawful for any affiliated person of a registered investment company knowingly to purchase from such registered company any securities except those of which the seller is the issuer.  Section 2(a)(3)(A) defines an affiliated person to include any person that owns 5% or more of another person’s outstanding voting securities.  Section 2(a)(3)(B) defines an affiliated person to include any person, 5% or more of whose outstanding voting securities are owned by such person.  Section 2(a)(3)(C) defines an affiliated person of a registered investment company to include any person under common control with the company.  Section 17(b) provides that the Commission may exempt a transaction from section 17(a) if it finds that the terms of the proposed transaction are reasonable and fair and do not involve any overreaching on the part of any person concerned, and that the proposed transaction is consistent with the policy of each registered investment company concerned and with the general purposes of the Act.  The Commission may also grant relief under section 6(c) from section 17(a).

57           Many master-feeder arrangements operate in reliance on section 12(d)(1)(E) of the Act, which permits an investment company to invest in another registered investment company only if such security is the only investment security held by the investing fund.  Because the proposed master-feeder arrangement will operate in reliance on section 12(d)(1)(G) of the Act and rule 12d1-2 under the Act, Feeder Funds could hold other investments in addition to shares of the Master Fund.

Applicants request an exemption under sections 6(c) and 17(b) from sections 17(a)(1) and (2) to permit in-kind transactions between a Feeder Fund and a Master Fund in which it invests.58  The relief may be necessary because the Feeder Fund and the Master Fund will both be advised by the Adviser and, therefore, may be deemed to be under the common control of the Adviser.  Accordingly, they may be deemed to be affiliates of each other under section 2(a)(3)(C).  In addition, because a Feeder Fund may own more than 5% of the shares of a Master Fund, the Feeder Fund and Master Fund may be affiliates of each other under sections 2(a)(3)(A) and (B).  Thus, under sections 17(a)(1) and (2), the Feeder Fund and Master Fund may be prohibited from engaging in in-kind transactions without relief.

More specifically, section 17(a)(1) may make it unlawful for a Feeder Fund to “sell” securities to a Master Fund in exchange for interests in the Master Fund because that provision makes it unlawful for any affiliated person (i.e., the Feeder Fund) of a registered investment company (i.e., the Master Fund) to sell the company securities, other than securities (or interests) of the Master Fund itself.  In addition, section 17(a)(2) may make it unlawful for a Master Fund to purchase the securities in the Master Fund Deposit because that provision makes it unlawful for any affiliated person (i.e., the Master Fund) of a registered investment company (i.e., the Feeder Fund) to purchase any securities from the company, other than the company’s own interests.  Thus, in addition to the relief from the requirements of section 17(a)(1) and (2) sought as part of the ETMF Relief, to the extent that an ETMF operates in a master-feeder structure, Applicants also request relief from section 17(a)(1) and (2) as part of the Master-Feeder Relief to permit each Feeder Fund to engage in in-kind purchase transactions with a Master Fund.59

 Applicants assert that the relief requested to permit the Feeder Funds to purchase interests in a Master Fund in kind should be granted on the basis that, pursuant to the terms and conditions of the application, such transactions will be reasonable and fair, not involve overreaching on the part of any person concerned, and will be consistent with the policy of each Feeder Fund and Master Fund and with the general purposes of the Act.  Applicants propose for Feeder Funds to be permitted to transact with Master Funds in kind because in-kind transfers of securities as selected or approved by the Master Fund will, by their nature, protect the Master Fund (and, indirectly, other Feeder Funds) against the costs of accommodating the Feeder Fund’s inflows and outflows.  A Feeder Fund that transacts with the Master Fund primarily in kind would generally be subject to lower Master Fund Transaction Fees than a Feeder Fund that transacts with the Master Fund in cash.  All Feeder Funds would pay the same Master Fund Transaction Fee in connection with the same Master Fund Deposit.  Applicants note that because the investment performance of a Feeder Fund depends on the performance of the Master Fund, a Feeder Fund (as affiliated person of a Master Fund) would have no incentive to overreach a Master Fund.  Similarly, because the Feeder Funds are the only investors in a Master Fund, a

58           Applicants seek the exemption under section 6(c), in addition to section 17(b), because the Commission’s authority under section 17(b) may be interpreted as extending only to a single transaction and not to a series of transactions.  See supra note 54.

59           The Feeder Funds and Master Funds also expect to engage in in-kind redemptions of interests in the Master Funds, but Applicants believe that such redemptions would fall within the relief previously provided by the SEC Staff in the Signature Financial Letter.

Master Fund (as an affiliated person of the Feeder Funds) would have no incentive to overreach a Feeder Fund.

To help ensure that the in-kind purchases of Master Fund interests by a Feeder Fund do not favor either the Master Fund or the Feeder Fund or disadvantage either the Master Fund or the Feeder Fund, Applicants propose that a Feeder Fund will engage in an in-kind purchase of Master Fund interests only when conditions B.1 through B.8, as set forth in Section VII.B hereof, are satisfied.60

Applicants believe that the requested exemption meets the standard for relief pursuant to section 17(b) and that the terms of the proposed arrangement are fair and reasonable and do not involve overreaching.  Under condition B.3, the Master Fund and the Feeder Fund will follow the same valuation procedures for determining their NAVs and the value of Master Fund Deposit securities transferred in connection with an in-kind purchase by the Feeder Fund of interests in the Master Fund. As a result, the purchase will be effected at the NAV of the Master Fund and will not result in the dilution of the interests of the holders of the Master Fund or the Feeder Fund, as required by condition B.1.

Second, the proposed transactions between the Feeder Fund and a Master Fund will be consistent with the policies of each fund.  Under condition B.2, each Master Fund Deposit will include only securities that are appropriate, in type and amount, for investment by the Master Fund in light of its investment objectives and policies, and current holdings and trading.

Third, Applicants believe that the proposed transactions are consistent with the general purposes of the Act.  As discussed above, Applicants propose for each Feeder Fund to be permitted to purchase interests in a Master Fund in kind as a means for isolating the Feeder Fund’s flow-related trading costs to itself (rather than exposing the Master Fund and, indirectly, other Feeder Funds to such costs), while minimizing the amount of Master Fund Transaction Fees to which the Feeder Fund is subjected.

For these reasons, Applicants submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  Applicants accordingly seek the Order under sections 6(c) and 17(b) in respect of sections 17(a)(1) and 17(a)(2).

VI.   REQUEST FOR FUND OF FUNDS RELIEF

A.           In Support of Fund of Funds Relief

Applicants request, pursuant to section 12(d)(1)(J) of the Act, an exemption from section

60           These conditions generally parallel the circumstances under which the SEC Staff has agreed not to recommend enforcement action to the Commission under section 17(a) of the Act if certain registered funds that rely on section 12(d)(1)(G) of the Act purchase shares of other registered funds within their same group of investment companies through in-kind purchases.  See ING Letter; Old Mutual Letter.  These circumstances reflect that the in-kind transactions between the Feeder Funds and Master Fund will be on an ongoing basis, rather than one-time transactions as contemplated in the ING Letter and Old Mutual Letter.

12(d)(1)(A) to permit Acquiring Funds to acquire Shares of ETMFs beyond the limits of section 12(d)(1)(A).  Applicants also request an exemption from section 12(d)(1)(B) to permit the ETMFs, their principal underwriters and Brokers to sell Shares of ETMFs to Acquiring Funds beyond the limits of section 12(d)(1)(B).  In addition, pursuant to sections 6(c) and 17(b), Applicants request an exemption from section 17(a) of the Act to permit an ETMF to sell its Shares to, and redeem its Shares from, an Acquiring Fund of which the ETMF is a first-tier or second-tier affiliate as described below, and to engage in any accompanying in-kind transactions.

The Acquiring Funds will be registered management investment companies and UITs that enter into written participation agreements with any ETMF (“Acquiring Fund Agreement”) in which they seek to invest in reliance on the Order. No Acquiring Fund will be part of the same group of investment companies as an ETMF in which it invests. Each Acquiring Trust will have a sponsor (“Sponsor”) and each Acquiring Management Company will have an investment adviser within the meaning of section 2(a)(20)(A) of the Act (“Acquiring Fund Adviser”) that does not control, is not controlled by or under common control with the Adviser. Each Acquiring Management Company may also have one or more subadvisers within the meaning of section 2(a)(20(B) of the Act (each, an “Acquiring Fund Subadviser”).  Each Acquiring Fund Adviser and any Acquiring Fund Subadviser will be registered as an investment adviser under the Advisers Act.

The Acquiring Fund Agreement will allow Applicants to seek to ensure that the Acquiring Funds understand and can comply with the terms and conditions of the requested Order (see condition C.8 in Section VII below).  In this respect, among other things, the Acquiring Fund Agreement will include an acknowledgment from the Acquiring Fund that it may rely on the Order only to invest in a specified ETMF, and not in any other investment company. Each Acquiring Fund will further be required to represent in the Acquiring Fund Agreement that the Acquiring Fund intends at all times to fulfill its responsibilities under the requested Order.61

In addition, Applicants propose that the requested Fund of Funds Relief be conditioned upon certain additional requirements that are designed to address the potential for abuse of ETMFs by Acquiring Funds.  These conditions require that any member of an Acquiring Fund’s Advisory Group (as defined below) individually or the Acquiring Fund’s Advisory Group in the aggregate not control an ETMF within the meaning of section 2(a)(9) (see condition C.1 below).  Similarly, no member of an Acquiring Fund’s Subadvisory Group (as defined below) individually or the Acquiring Fund’s Subadvisory Group in the aggregate may control an ETMF within the meaning of section 2(a)(9) of the Act (see condition C.1 below).

Further, no Acquiring Fund or Acquiring Fund Affiliate is permitted under the conditions to cause any existing or potential investment in an ETMF to influence the terms of any services

61           Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Acquiring Fund, or an affiliated person of such person, for the purchase by the Acquiring Fund of Shares of the ETMF or (b) an affiliated person of an ETMF, or an affiliated person of such person, for the sale by the ETMF of its Shares to an Acquiring Fund, may be prohibited by section 17(e)(1) of the Act. The Acquiring Fund Agreement will include this acknowledgment.

or transactions between the Acquiring Fund or an Acquiring Fund Affiliate62 and the ETMF or an ETMF Affiliate63 (see condition C.2 below).  To guard against the likelihood of this happening, each Acquiring Management Company’s board, including a majority of the independent board members, are required by the conditions to adopt procedures reasonably designed to assure that the Acquiring Fund Adviser and any Acquiring Fund Subadviser are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from the ETMF or an ETMF Affiliate in connection with any services or transactions (see condition C.3 below).  In addition, no Acquiring Fund or Acquiring Fund Affiliate (except as an investment adviser) is permitted to cause an ETMF to purchase a security from an Affiliated Underwriting64 (see condition C.5 below).

Concerns about control of an underlying fund by an investing fund were not the only policy concerns underlying section 12(d)(1)(A) and (B), however.  Another concern pertained to complex structures.  To mitigate the possibility of complex structures due to an investment by an Acquiring Fund in an ETMF, the conditions forbid ETMFs that sell their Shares to Acquiring Funds from acquiring securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act (see condition C.11 below).  There are limited carve-outs to this restriction, but only in instances where the ETMF (a) acquires such securities in compliance with section 12(d)(1)(E) of the Act, (b) acquires shares of a Master Fund, (c) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading section 12(d)(1) of the Act) or (d) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting it to (i) acquire securities of one or more investment companies for short-term cash management purposes or (ii) engage in interfund borrowing and lending transactions.

Although Acquiring Funds could purchase and redeem Shares in Creation Units directly with an ETMF, Applicants anticipate that most, if not all, transactions effected by Acquiring Funds pursuant to the requested Order would be secondary market transactions.  Investors, including Acquiring Funds, who buy and sell Shares in secondary market transactions may pay brokerage commissions and other charges.  For transactions in Creation Units, Transaction Fees may be charged to Acquiring Funds to offset the ETMF’s costs associated with the issuance and

62           An “Acquiring Fund Affiliate” is defined as the Acquiring Fund Adviser, Acquiring Fund Subadviser, any Sponsor, promoter or principal underwriter of an Acquiring Fund and any person controlling, controlled by or under common control with any of these entities.

63           A “Fund Affiliate” is defined as the investment adviser, promoter or principal underwriter of an ETMF (or, in the case of an ETMF Feeder, any Master Fund) and any person controlling, controlled by or under common control with any of these entities.

64           An “Affiliated Underwriting” is an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate. An “Underwriting Affiliate” is defined as a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Acquiring Fund Adviser, Acquiring Fund Subadviser, Sponsor, or employee of the Acquiring Fund, or a person of which any such officer, director, member of an advisory board, Acquiring Fund Adviser, Acquiring Fund Subadviser, Sponsor, or employee is an affiliated person, except any person whose relationship to the ETMF is covered by section 10(f) of the Act is not an Underwriting Affiliate.

redemption of Creation Units.  Acquiring Funds (and, therefore, their shareholders) would indirectly pay their proportionate share of an ETMF’s fees and other operating expenses. However, Shares would be sold without sales loads and, as discussed below, certain conditions would limit the fees and expenses charged by Acquiring Funds.

An ETMF may choose to reject any direct purchase of Creation Units by an Acquiring Fund.  An ETMF also retains the right to reject any initial investment by an Acquiring Fund in excess of the limits in section 12(d)(1)(A) by declining to execute an Acquiring Fund Agreement with the Acquiring Fund.

B.           Legal Analysis of Fund of Funds Relief

1.           Exemption from the Provisions of Sections 12(d)(1)(A) and (B)

Section 12(d)(1)(A) prohibits a registered investment company from acquiring securities of another investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company.  Section 12(d)(1)(B) prohibits a registered open-end investment company, its principal underwriter and any other Broker from knowingly selling an investment company’s shares to another registered investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.

The National Securities Markets Improvement Act of 1996 (“NSMIA”) added section 12(d)(1)(J) to the Act.  Section 12(d)(1)(J) provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of section 12(d)(1), if the exemption is consistent with the public interest and the protection of investors. The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under section 12(d)(1)(J), the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.65

Applicants submit that the proposed conditions to the Fund of Funds Relief requested herein, including the requirement that Acquiring Funds enter into an Acquiring Fund Agreement, adequately address the concerns underlying the applicable limits in section 12(d)(1), and that the requested exemption is consistent with the public interest and the protection of investors.

Congress enacted what is now section 12(d)(1) in 1940 to prevent one investment

65           H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996).

company from buying control of another investment company.66  In enacting section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.67  As originally proposed, section 12(d)(1) would have prohibited any investment by an investment company in another investment company, but this provision was softened prior to enactment so funds were not prohibited from taking advantage of a good investment just because the investment was another investment company.

Then, in 1970, to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies), Congress tightened section 12(d)(1).68  The perceived abuses included: (a) the threat of large scale redemptions of the acquired fund’s shares; (b) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (c) unnecessary complexity.  Applicants submit that their proposed conditions address these concerns.

With respect to the threat of large-scale redemptions, particularly those regarding the potential for undue influence, condition C.1 limits the ability of an Acquiring Fund’s Advisory Group and an Acquiring Fund’s Subadvisory Group to control an ETMF within the meaning of section 2(a)(9).  For purposes of this application and this restriction, an “Acquiring Fund’s Advisory Group” is defined as:

the Acquiring Fund Adviser, Sponsor, any person controlling, controlled by or under common control with the Acquiring Fund Adviser or Sponsor, and any investment company or issuer that would be an investment company but for section 3(c)(l) or 3(c)(7) of the Act, that is advised or sponsored by the Acquiring Fund Adviser, Sponsor or any person controlling, controlled by or under common control with the Acquiring Fund Adviser or Sponsor.

Similarly, an “Acquiring Fund’s Subadvisory Group” is defined as:

any Acquiring Fund Subadviser, any person controlling, controlled by, or under common control with the Acquiring Fund Subadviser, and any investment company or issuer that would be an investment company but for section 3(c)(l) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Acquiring Fund Subadviser or any person controlling, controlled by or under common control with the Acquiring Fund Subadviser.

Other conditions to the requested Fund of Funds Relief address concerns about the potential for the exercise of undue influence by an Acquiring Fund over an ETMF.  Condition C.2, for example, prohibits Acquiring Funds and Acquiring Fund Affiliates from causing an

66           House Hearings, 76th Cong., 3d Sess., at 113 (1940).

67           Hearings on S. 3580 Before the Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

68           See H.R. Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).

investment by an Acquiring Fund in an ETMF to influence the terms of services or transactions between an Acquiring Fund or an Acquiring Fund Affiliate and the ETMF or an ETMF Affiliate.  In addition, conditions C.4 through C.8 are specifically designed to address the potential for an Acquiring Fund and Acquiring Fund Affiliates to exercise undue influence over an ETMF and ETMF Affiliates.  For this reason, they forbid an Acquiring Fund or Acquiring Fund Affiliate (except as an investment adviser) from causing an ETMF to purchase a security from an Affiliated Underwriting.

The requested Fund of Funds Relief also includes conditions that are designed to address the concern regarding layering of fees and expenses.  Condition C.9 of the requested Order is designed to prevent any unnecessary duplication or layering of sales charges and other costs imposed on investors.  Condition C.10 prevents any sales charges or service fees on shares of an Acquiring Fund from exceeding the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830. 69 Condition C.12 requires the board, including a majority of the independent board members, of any Acquiring Management Company to find that any fees charged under the Acquiring Management Company’s advisory contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any ETMF (or, in the case of an ETMF Feeder, any Master Fund) in which the Acquiring Management Company may invest.  Because any Acquiring Trust, as a UIT, would not pay advisory fees, there is no potential for the imposition of duplicative advisory fees on its investors.

Other conditions of the requested Fund of Funds Relief address the expressed policy concerns underlying section 12(d)(1) regarding complex structures.  Specifically, pursuant to condition C.11, no ETMF (or, in the case of an ETMF Feeder, any Master Fund) is permitted to acquire securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent that (a) the ETMF acquires such securities in compliance with section 12(d)(1)(E) of the Act, (b) the ETMF acquires shares of a Master Fund, (c) the ETMF (or, in the case of an ETMF Feeder, any Master Fund) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading section 12(d)(1) of the Act) or (d) the ETMF (or, in the case of an ETMF Feeder, any Master Fund) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such ETMF (or, in the case of an ETMF Feeder, any Master Fund) to (i) acquire securities of one or more investment companies for short-term cash management purposes or (ii) engage in interfund borrowing and lending transactions.

Applicants note that many mutual funds and ETFs today operate pursuant to exemptive orders that grant relief virtually identical to the Fund of Funds Relief requested here, except that the funds involved are not ETMFs.70  Applicants are not aware of any problems or difficulties

69           Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by FINRA.

70           See, e.g., Fund of Funds Precedent, supra note 3.

encountered by funds relying upon such orders.  Applicants believe that the experience of  ETMFs (including, in the case of ETMF Feeders, their Master Funds) and the Acquiring Funds will be the same.  Accordingly, Applicants submit that a grant by the Commission of the Fund of Funds Relief requested is consistent with the public interest and the protection of investors and seek the Order under section 12(d)(1)(J).

2.           Exemption from the Provisions of Section 17(a)

Applicants seek relief from section 17(a) pursuant to sections 17(b) and 6(c) to permit an ETMF, to the extent that the ETMF is an affiliated person of an Acquiring Fund, as defined in section 2(a)(3)(B) of the Act, to issue Shares to, and redeem Shares from, an Acquiring Fund and to effect such transactions in kind.  Applicants anticipate that there may be Acquiring Funds that are not part of the same group of investment companies as the ETMFs, but may be subadvised by an Adviser.  Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where an ETMF could be deemed an affiliated person, or an affiliated person of an affiliated person, of an Acquiring Fund because the Adviser provides investment advisory services to that Acquiring Fund.

Section 17(a) generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3) defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person and any person 5% or more of whose outstanding voting securities are owned by another person.  An Acquiring Fund relying on the Fund of Funds Relief could own 5% or more of the outstanding voting securities of an ETMF.  Under such circumstances and others, an ETMF and an Acquiring Fund could become affiliated persons, or second-tier affiliates, and in-kind purchases and redemptions of Creation Units of the ETMF’s Shares between an ETMF and the Acquiring Fund could be prohibited.  Although Applicants expect that most Acquiring Funds will purchase Shares in the secondary market rather than purchasing Creation Units directly from an ETMF, and do not need section 17(a) relief for such secondary market transactions, Applicants seek an exemption under sections 17(b) and 6(c) for Creation Unit transactions between an ETMF and an Acquiring Fund.

Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by section 17(a) if it finds that:  the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transaction is consistent with the policy of each registered investment company concerned; and the proposed transaction is consistent with the general purposes of the Act.  Section 6(c) permits the Commission to exempt any person or transactions, or any class of persons or transactions, from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  Applicants seek the exemption under section 6(c), in addition to section 17(b), because the Commission’s authority under section 17(b) may be interpreted as extending only to a single transaction and not to a series of transactions.71

Applicants believe that an exemption is appropriate under sections 17(b) and 6(c) because the proposed arrangement meets the standards set forth in those sections.  First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching.  Any consideration paid for the purchase or redemption of Creation Units directly from an ETMF will be based on the NAV of the ETMF in accordance with policies and procedures set forth in its registration statement.72

Second, the proposed transactions directly between ETMFs and Acquiring Funds will be consistent with the policies of each Acquiring Fund.  The purchase of Creation Units by an Acquiring Fund will be accomplished in accordance with the investment restrictions of the Acquiring Fund and will be consistent with the investment policies set forth in the Acquiring Fund’s registration statement.  The Acquiring Fund Agreement will require any Acquiring Fund that purchases Creation Units directly from an ETMF to represent such.

Third, Applicants believe that the proposed transactions are consistent with the general purposes of the Act.  As discussed above, Applicants believe that the requested exemptions are appropriate in the public interest, as ETMFs may offer Acquiring Funds an expanded array of actively managed exchange-traded instruments in which to invest.  By avoiding the front-running and free-riding concerns that can arise with full transparency of Portfolio Holdings, ETMFs may be suitable for a broader range of investment strategies that fully transparent active ETFs.  For these reasons, Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  Applicants accordingly seek the Order under sections 6(c) and 17(b) in respect of sections 17(a)(1) and 17(a)(2).

VII.           CONDITIONS TO THE APPLICATION

A.  ETMF Relief

Applicants agree that any Order of the Commission granting the requested ETMF Relief will be subject to the following conditions:

1.           As long as an ETMF operates in reliance on the requested order, its Shares will be listed on an Exchange.

2.           Neither the Trust nor any ETMF will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not

71           See supra note 54.

72           The requested relief would apply to direct sales of Shares in Creation Unit quantities by an ETMF to an Acquiring Fund and redemptions of those Shares and is also intended to cover the in-kind transactions that accompany such sales and redemptions.  Relief from section 17(a) would not be necessary for purchases and sale of Shares of an ETMF by an Acquiring Fund in the secondary market.

individually redeemable and that owners of Shares may acquire those Shares from an ETMF and tender those Shares for redemption to an ETMF in Creation Unit quantities only.

3.           The website for the ETMFs, which will be publicly accessible at no charge, will contain, on a per Share basis for each ETMF, the prior Business Day’s NAV, the Bid/Ask Price, and a calculation of the premium or discount of the Bid/Ask Price against such NAV.

4.           The Adviser or Subadviser, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the ETMF) to acquire any Deposit Instrument for the ETMF through a transaction in which the ETMF could not engage directly.

B.  Master-Feeder Relief

Applicants agree that any Order of the Commission granting the requested Master-Feeder Relief will be subject to the following conditions:

1.           Transfers of a Master Fund Deposit will not dilute the interests of the shareholders of either the Feeder Fund or the Master Fund.

2.           The transferred Master Fund Deposit will consist of assets that are appropriate, in type and amount, for investment by the Master Fund in light of its investment objectives and policies, and current holdings.

3.           A Master Fund and a Feeder Fund that invests in the Master Fund have the same policies and procedures for determining their net asset values, and will follow those policies and procedures in determining the value of interests in the Master Fund that are acquired or redeemed by the Feeder Fund.  The Feeder Fund and the corresponding Master Fund will ascribe the same value to the securities in the Master Fund Deposit.

4.           The transfer of a Master Fund Deposit from a Feeder Fund to a Master Fund will be effected simultaneously with the transfer of interests in the Master Fund to the Feeder Fund.

5.           The Master Funds and Feeder Funds will effect the in-kind purchases pursuant to procedures adopted by their Boards, including a majority of the independent members, that are reasonably designed to provide that the purchases in kind are effected in a manner consistent with conditions B.1 through B.4.

6.           On a quarterly basis, the Boards of the Master Funds and Feeder Funds, including a majority of the independent members, will determine that the in-kind purchases: (a) were effected in accordance with the procedures described in condition B.5 (“In-Kind Purchase Procedures”); (b) did not favor a Feeder Fund to the detriment of any other investor in the Master Fund (i.e., another Feeder Fund) and did not favor the Master Fund to the detriment of any Feeder Fund; and (c) were in the best interests of the Master Fund and each Feeder Fund.

7.           The Master Funds and Feeder Funds will maintain and preserve for a period of not less than six years from the end of the fiscal year in which an in-kind purchase occurred, the first two years in an easily accessible place, a copy of their In-Kind Purchase Procedures, as well as other records related to the in-kind purchase, setting forth the identity of the Feeder Fund involved, a description of the composition of the Master Fund’s and Feeder Fund’s portfolio (including each asset’s value) immediately prior and after the in-kind purchase, a description of each security in the Master Fund Deposit, the terms of the in-kind purchase, and the information or materials upon which the asset valuations were made.

8.           The Adviser will, consistent with its fiduciary duties, disclose to the independent members of the Boards of the Master Funds and Feeder Funds the existence of, and all of the material facts relating to, any conflicts of interest between the Adviser and a Master Fund and/or Feeder Fund with respect to a Master Fund Deposit, to allow the independent members to make the quarterly determinations required by condition B.6 on a fully informed basis.

C.  Fund of Funds Relief

Applicants agree that any Order of the Commission granting the requested Fund of Funds Relief will be subject to the following conditions:

1.           The members of an Acquiring Fund’s Advisory Group will not control (individually or in the aggregate) an ETMF (or, in the case of an ETMF Feeder, any Master Fund) within the meaning of section 2(a)(9) of the Act. The members of an Acquiring Fund’s Subadvisory Group will not control (individually or in the aggregate) an ETMF (or, in the case of an ETMF Feeder, any Master Fund) within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of the ETMF, the Acquiring Fund’s Advisory Group or the Acquiring Fund’s Subadvisory Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of an ETMF, it will vote its Shares of the ETMF in the same proportion as the vote of all other holders of such Shares. This condition does not apply to the Acquiring Fund’s Subadvisory Group with respect to an ETMF (or, in the case of an ETMF Feeder, any Master Fund) for which the Acquiring Fund’s Subadviser or a person controlling, controlled by, or under common control with the Acquiring Fund’s Subadviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act.

2.           No Acquiring Fund or Acquiring Fund Affiliate will cause any existing or potential investment by the Acquiring Fund in an ETMF to influence the terms of any services or transactions between the Acquiring Fund or an Acquiring Fund Affiliate and the ETMF (or, in the case of an ETMF Feeder, any Master Fund) or an ETMF Affiliate.

3.           The board of an Acquiring Management Company, including a majority of the independent members, will adopt procedures reasonably designed to ensure that the Acquiring Fund Adviser and any Acquiring Fund Subadviser are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from an ETMF (or, in the case of an ETMF Feeder, any Master Fund) or an ETMF Affiliate in connection with any services or transactions.

4.           Once an investment by an Acquiring Fund in Shares exceeds the limits in section 12(d)(1)(A)(i) of the Act, the Board of the ETMF (or, in the case of an ETMF Feeder, any

Master Fund), including a majority of the independent members, will determine that any consideration paid by the ETMF (or, in the case of an ETMF Feeder, any Master Fund) to an Acquiring Fund or an Acquiring Fund Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the ETMF (or, in the case of an ETMF Feeder, any Master Fund); (b) is within the range of consideration that the ETMF (or, in the case of an ETMF Feeder, any Master Fund) would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned.  This condition does not apply to any services or transactions between an ETMF (or, in the case of an ETMF Feeder, any Master Fund) and its Adviser or Subadviser, or any person controlling, controlled by or under common control with the Adviser or Subadviser.

5.           No Acquiring Fund or Acquiring Fund Affiliate (except to the extent it is acting in its capacity as Adviser or Subadviser to an ETMF (or, in the case of an ETMF Feeder, any Master Fund) will cause an ETMF (or, in the case of an ETMF Feeder, any Master Fund) to purchase a security in any Affiliated Underwriting.

6.           The Board of an ETMF (or, in the case of an ETMF Feeder, any Master Fund), including a majority of the independent members, will adopt procedures reasonably designed to monitor any purchases of securities by the ETMF (or, in the case of an ETMF Feeder, any Master Fund) in an Affiliated Underwriting, once an investment by an Acquiring Fund in the securities of the ETMF exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate.  The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Acquiring Fund in the ETMF.  The Board will consider, among other things:  (a) whether the purchases were consistent with the investment objectives and policies of the ETMF (or, in the case of an ETMF Feeder, any Master Fund); (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the ETMF (or, in the case of an ETMF Feeder, any Master Fund) in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years.  The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

7.           Each ETMF (or, in the case of an ETMF Feeder, any Master Fund) will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings, once an investment by an Acquiring Fund in the securities of the ETMF exceeds the limit of section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the determinations of the Board were made.

8.           Before investing in an ETMF in excess of the limits in section 12(d)(1)(A), an Acquiring Fund and the ETMF will execute an Acquiring Fund Agreement stating that their boards and their investment adviser, or Trustee and Sponsor, as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order.  At the time of its investment in Shares in excess of the limit in section 12(d)(1)(A)(i), an Acquiring Fund will notify the ETMF of the investment.  At such time, the Acquiring Fund will also transmit to the ETMF a list of the names of each Acquiring Fund Affiliate and Underwriting Affiliate.  The Acquiring Fund will notify the ETMF of any changes to the list of the names as soon as reasonably practicable after a change occurs.  The ETMF and the Acquiring Fund will maintain and preserve a copy of the Order, the Acquiring Fund Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9.           The Acquiring Fund Adviser, Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Acquiring Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted under Rule 12b-1 under the Act) received from an ETMF (or, in the case of an ETMF Feeder, any Master Fund) by the Acquiring Fund Adviser, Trustee or Sponsor, or an affiliated person of the Acquiring Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Acquiring Fund Adviser, Trustee or Sponsor, or its affiliated person by the ETMF (or, in the case of an ETMF Feeder, any Master Fund), in connection with the investment by the Acquiring Fund in the ETMF.  Any Acquiring Fund Subadviser will waive fees otherwise payable to the Acquiring Fund Subadviser, directly or indirectly, by the Acquiring Management Company in an amount at least equal to any compensation received from an ETMF (or, in the case of an ETMF Feeder, any Master Fund)  by the Acquiring Fund Subadviser, or an affiliated person of the Acquiring Fund Subadviser, other than any advisory fees paid to the Acquiring Fund Subadviser or its affiliated person by the ETMF (or, in the case of an ETMF Feeder, any Master Fund), in connection with any investment by the Acquiring Management Company in the ETMF made at the direction of the Acquiring Fund Subadviser.  In the event that the Acquiring Fund Subadviser waives fees, the benefit of the waiver will be passed through to the Acquiring Management Company.

10.           Any sales charges and/or service fees charged with respect to shares of an Acquiring Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

11.           No ETMF (or, in the case of an ETMF Feeder, any Master Fund) will acquire securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits in section 12(d)(1)(A) of the Act, except to the extent that the ETMF acquires such securities in compliance with section 12(d)(1)(E) of the Act or acquires shares of a Master Fund; or the ETMF (or, in the case of an ETMF Feeder, any Master Fund) (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading section 12(d)(1) of the Act), or (b) acquires securities of another investment company pursuant to exemptive relief from the Commission permitting such ETMF (or, in the case of an ETMF Feeder, any Master Fund) to (i) acquire securities of one or more investment companies for short-term cash management purposes or (ii) engage in interfund borrowing and lending transactions.

12.           Before approving any advisory contract under section 15 of the Act, the board of each Acquiring Management Company, including a majority of the independent members, will find that the advisory fees charged under such advisory contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contracts of any ETMF (or, in the case of an ETMF Feeder, any Master Fund) in which the Acquiring Management Company may invest.  These findings and their basis will be recorded fully in the minute books of the appropriate Acquiring Management Company.

VIII.           NAMES AND ADDRESSES

Pursuant to rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application.  Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the cover.

IX.           PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this application in accordance with rule 0-2 under the Act.  Applicants have attached the required verifications to the application.  In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.  In accordance with rule 0-5 under the Act, Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue an Order under sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this application.

EATON VANCE MANAGEMENT

By:	/s/ Thomas E. Faust Jr.
Name:	Thomas E. Faust Jr.
Title:	Chairman and Chief Executive Officer

EATON VANCE ETMF TRUST

By:	/s/ Stephen W. Clarke
Name:	Stephen W. Clarke
Title:	Vice President

Dated: March 27, 2013

Verification of
Eaton Vance Management

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, Eaton Vance Management; that he is Chairman and Chief Executive Officer of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 27th day of March 2013, have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Thomas E. Faust, Jr.
Name:	Thomas E. Faust, Jr.
Title:	Chairman and Chief Executive Officer

Verification of
EATON VANCE ETMF TRUST

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, the Eaton Vance ETMF Trust; that he is the Vice President of such entity; and that all actions taken by the trustees or other persons necessary to authorize deponent to execute and file such instrument this 27th day of March 2013, have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Stephen W. Clarke
Name:	Stephen W. Clarke
Title:	Vice President

Resolutions of
EATON VANCE ETMF TRUST
(as adopted March 27, 2013)

RESOLVED:
That the Trust be, and it hereby is, authorized to prepare and file with the SEC an application for an exemptive order (“Order”), and any and all amendments thereto, pursuant to section 6(c) of the Investment Company Act of 1940, granting an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, pursuant to sections 6(c) and 17(b) of the Act from section 17(a) of the Act and pursuant to section 12(d)(1)(J) of the Act from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

RESOLVED:
That any and all actions previously taken in connection with the preparation and filing with the SEC of an application for the Order, and any and all amendments thereto, pursuant to section 6(c) of the Investment Company Act of 1940, granting an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, pursuant to sections 6(c) and 17(b) of the Act from section 17(a) of the Act and pursuant to section 12(d)(1)(J) of the Act from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act be, and they hereby are, ratified.

RESOLVED:	That each initial Trustee and officer of the Trust be, and hereby is, authorized to take any and all actions as are reasonable or necessary to obtain the Order.

RESOLVED:
That each initial Trustee and officer of the Trust be, and hereby is, authorized and directed to do and perform any and all further acts and things which are necessary or appropriate to carry out the foregoing resolutions.

APPENDIX A

The Initial ETMF

Under normal market conditions, the Initial ETMF invests primarily in value stocks of large-cap companies. Value stocks are common stocks that, in the opinion of the investment adviser, are inexpensive or undervalued relative to the overall stock market. The portfolio managers generally consider large-cap companies to be those having market capitalizations at or above the median capitalization of the Russell 1000 Value Index. The Initial ETMF normally invests at least 80% of its net assets in equity securities of large-cap companies. The Initial ETMF may invest up to 25% of its total assets in foreign securities, some of which may be located in emerging market countries. The Initial ETMF may lend its securities.

The Initial ETMF’s investment decisions are made primarily on the basis of fundamental research. The portfolio managers utilize information provided by, and the expertise of, the investment adviser’s research staff in making investment decisions. In selecting investments to buy, the portfolio managers consider, among other factors, a company’s earnings or cash flow capabilities, dividend prospects, financial strength, growth potential, strength of business franchises and management team, sustainability of competitive advantages and estimates of fair value. The portfolio managers may sell an investment when their price target for the investment is reached, the fundamentals of the company deteriorate or to pursue more attractive investment options. The portfolio managers seek to manage investment risk by maintaining broad issuer and industry diversification among the Initial ETMF’s holdings, and by utilizing fundamental analysis to understand and monitor the principal risks of portfolio investments.

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